Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending December 31, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES
The Converium share
Selected financial and other data
Converium Holding AG and Subsidiaries
Report of the independent Group auditors
Consolidated and historical combined statements of income
Consolidated balance sheets
Consolidated and historical combined statements of cash flows
Consolidated and historical combined statements of changes in equity
Notes to the consolidated and historical combined financial statements
Converium Holding AG
Report of the statutory auditors
Principal activity and review of the year
Statements of income
Balance Sheets
Notes to the financial statements
Proposed appropriation of available earnings

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Martin A. Kauer Name: Martin A. Kauer Title: Chief Financial Officer, Converium Holding AG

Date: February 17, 2004

Financial
Statements

Annual Report 2003
Converium Holding AG

Investor Relations contact	Media Relations contact
Zuzana Drozd	Michael Schiendorfer
Head of Investor Relations	Media Relations Manager
Converium AG	Converium AG
General Guisan-Quai 26	General Guisan-Quai 26
P.O.Box	P.O.Box
CH-8022 Zurich	CH-8022 Zurich
Phone +41 1 639 91 20	Phone +411639 96 57
E-mail zuzana.drozd@converium.com	E-mail michael.schiendorfer@converium.com

Contents

2	The Converium share

4	Selected financial and other data

5	Management’s discussion and analysis of financial condition and results of operations

Converium Holding AG and Subsidiaries

27	Report of the independent Group auditors

28	Consolidated and historical combined statements of income

29	Consolidated balance sheets

30	Consolidated and historical combined statements of cash flows

31	Consolidated and historical combined statements of changes in equity

32	Notes to the consolidated and historical combined financial statements

Converium Holding AG

70	Report of the statutory auditors

71	Principal activity and review of the year

72	Statements of income

73	Balance sheets

74	Notes to the financial statements

77	Proposed appropriation of available earnings

The Converium share

Industry overview

Insurance and reinsurance shares were very much in favour during late 2001 and early 2002 following the events of September 11, 2001. Despite partly significant improvements in reinsurance terms and conditions, the industry failed to meet investors’ expectations due to a number of reasons:

•	The anticipated visibility of benefits from the hard market did not materialize due to drains from reserve deficiencies and the investment side

•	Stretched balance sheets limited several players in benefiting from favourable market conditions

•	Low investment income and simultaneous fears over a rapid raise in yield curves

•	Ongoing weakness of the US Dollar

•	Solvency issues and following downgrading from rating agencies and resulting primary insurers’ awareness of counterparty risks

•	Exits, retrenchment from certain businesses and ratings downgrades reshaped the league table

[Performance versus benchmarks in 2003 Charts]

[Performance versus benchmarks in 2003 Charts]

Converium Ordinary Shares(*):	–18.7%
Bloomberg European Insurance Index(*):	–42.7%
Swiss Market Index(*):	–13.3%

Converium ADSs(**):	11.2%
Bloomberg US Insurance Index(**):	–1.7%
Dow Jones Industrial Index(**):	5.7%

(*)	underlying figures in CHF
(**)	underlying figures in US$

Converium Ordinary Shares(*):	–1.8%
Bloomberg European Insurance Index(*):	18.9%
Swiss Market Index(*):	18.5%

Converium ADSs(**):	8.9%
Bloomberg US Insurance Index(**):	21.4%
Dow Jones Industrial Index(**):	25.3%

(*)	underlying figures in CHF
(**)	underlying figures in US$

The Converium share and ADS

Converium’s strong share price since the IPO underperformed in April 2003, after the release of the 1Q2003 figures. At that time management announced an increase in reserves for a closed book of Guaranteed Minimum Death Benefit (GMDB) policies written in the late 1990s and the need for a further detailed audit and analysis of the assumed blocks of business. Following this news, investors were cautious and until the release of Converium’s 3Q2003 figures, the share price moved sideways. A recovery of the share price started after Converium dispelled uncertainties over the GMDB book with the 3Q2003 release.

Key share data for 2003

Shares registered as at December 31, 2003	40,006,217
Average shares registered in 2003	40,006,217
SWX Swiss Exchange
Share price as at December 31,2003 in CHF	65.75
Year High in CHF	74.50
Year Low in CHF	49.60
Average price in 2003 in CHF	62.60
Average daily trading volume	181,102
Market capitalization as at December 31, 2003 in CHF	2,630,408,768
Earnings per share in CHF	3.46
Book value per share as at December 31, 2003 in CHF	65.21
New York Stock Exchange
ADS Price as at December 31, 2003 in US$	26.34
Year High in US$	26.63
Year Low in US$	19.15

Major shareholders

In accordance with the notification requirements as set by the SWX Swiss Exchange the following significant share holdings were notified to Converium Holding AG as of December 31, 2003:

•	Fidelity International Limited (“Fidelity”), Hamilton, Bermuda: 9.87% (date of notification April 28, 2003).

•	Wellington Management Company LLP (“Wellington”), Boston, Massachusetts, United States: 7.68% (date of notification January 11, 2002).

Only one shareholder, a fund managed by Fidelity International Limited (European Growth SICAV Luxembourg: 6.01%), is registered in Converium’s share register with an individual shareholding exceeding the 5% threshold specified in article 663c of the Swiss Code of Obligations.

Fidelity is an investment advisor, which provides investment advisory and management services to non-US investment companies, trusts and institutions. Wellington is an investment advisor and portfolio manager with voting authority for 47 clients, none of which has an individual shareholding in excess of 5%. Converium does not hold any interlocking shareholdings with any other joint-stock companies.

Top-tier institutional investors supported Converium’s IPO or invested in the company shortly afterwards, signaling the quality of the Converium share. The investment policy of such investors is to make large purchases of the companies which they choose to support. The absolute CHF or US$ value of these investments may be large relative to Converium’s market capitalization, and therefore the notification thresholds required by the SWX Swiss Exchange are triggered more often than is the case when investments of the same size are made in companies with a larger market capitalization. As a result, a number of announcements were made in 2002 and 2003 about share acquisitions, most relating to two shareholders that oscillated around the notification thresholds. Despite the high visibility of major shareholders, at no point was voting authority concentrated to more than the 6.01% for a single shareholder (European Growth SICAV Luxembourg). Details about changes in major shareholders throughout 2003 are presented in the notes to the financial statements of Converium Holding AG.

Financial calendar

April 29, 2004	1Q2004, media conference and financial analysts’ meeting in Zurich

April 30, 2004	1Q2004, financial analysts’ meeting in London

July 27, 2004	2Q2004, media conference and financial analysts’ meeting in Zurich

October 26, 2004	3Q2004, media conference and financial analysts’ meeting in Zurich

October 27, 2004	3Q2004, financial analysts’ meeting in London

February 15, 2005	Full-year 2004, media conference and financial analysts’ meeting in Zurich

February 16, 2005	Full-year 2004, financial analysts’ meeting in London

Selected financial and other data

We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The following selected financial data highlights selected information that is derived from our financial statements found later in this annual report, which have been audited by PricewaterhouseCoopers Ltd, independent auditors.

Income statement data

(US$ million, except per share information)

Year ended December 31	2003	2002	2001		2000	1999

Revenues
Gross premiums written	4,223.9	3,535.8	2,881.2		2,565.8	1,928.7
Less ceded premiums written	-396.9	-213.6	-398.6		-569.8	-358.5
Net premiums written	3,827.0	3,322.2	2,482.6		1,996.0	1,570.2
Net change in unearned premiums	-150.5	-156.7	-187.4		-134.5	-168.7
Net premiums earned	3,676.5	3,165.5	2,295.2		1,861.5	1,401.5
Net investment income	233.0	251.8	228.7		176.0	214.0
Net realized capital gains (losses)	18.4	-10.3	-18.4		83.7	76.3
Other income (loss)	2.7	-1.2	-5.8		29.3	22.1
Total revenues	3,930.6	3,405.8	2,499.7		2,150.5	1,713.9
Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-2,674.2	-2,492.0	-2,300.5		-1,604.5	-1,138.7
Total costs and expenses	-1,032.0	-856.4	-678.7		-587.5	-470.6
Amortization of goodwill	—	—	-7.8		-7.3	-6.2
Restructuring costs	—	—	-50.0		—	—
Total benefits, losses and expenses	-3,706.2	-3,348.4	-3,037.0		-2,199.3	-1,615.5
Income (loss) before taxes	224.4	57.4	-537.3		-48.8	98.4
Income tax (expense) benefit	-39.3	49.4	169.9		19.5	-40.6
Net income (loss)	185.1	106.8	-367.4		-29.3	57.8
Earnings (loss) per share
Average number of shares (millions) (1))	39.8	39.9	40.0		40.0	40.0
Basic earnings (loss) per share	4.65	2.68	-9.18		-0.73	1.45
Diluted earnings (loss) per share	4.59	2.64	-9.18		-0.73	1.45
Balance sheet data
(US$ million, except per share information)
Year ended December 31	2003	2002	2001		2000	1999

Total invested assets	7,528.7	6,117.3	4,915.9		4,349.7	4,232.8
Total assets	14,354.6	12,051.0	9,706.5		8,321.3	6,916.0
Insurance liabilities	11,410.8	9,454.8	7,677.9		6,486.6	5,048.9
Debt	390.6	390.4	197.0		196.9	196.8
Total liabilities	12,271.3	10,313.0	8,135.7		7,232.9	5,694.6
Total equity	2,083.3	1,738.0	1,570.8		1,088.4	1,221.4
Book value per share
Book value per share (1))	52.38	43.55	39.27		27.21	30.54
Other data
(US$ million)
Year ended December 31	2003	2002	2001		2000	1999

Net premiums written by segment:
Standard Property & Casualty Reinsurance	1,645.6	1,452.2	1,280.0		993.4	673.6
Specialty Lines	1,811.9	1,555.3	968.4		818.2	757.5
Life & Health Reinsurance	369.5	314.7	234.2		184.4	139.1
Total net premiums written	3,827.0	3,322.2	2,482.6		1,996.0	1,570.2
Non-life combined ratio	97.9%	103.7%	129.3%	(2))	116.5%	112.5%

(1)	The 40,000,000 registered shares sold in the global offering in December 2001 are considered outstanding for all periods prior to December 11, 2001.

(2)	The impact on the non-life combined ratio of the September 11th terrorist attacks was 13.3%.

Management’s discussion and analysis
of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.

Overview

Converium Holding AG and subsidiaries (“Converium”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering (“IPO”), which date represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Based on calendar year 2002 third-party net premiums written, Converium ranks among the ten largest global reinsurers. Converium is rated “A” (Strong), stable outlook, by Standard & Poor’s Corporation and “A” (Excellent), stable outlook, by A.M. Best Company, Inc.

Results of operations
(US$ million)

Year ended December 31	2003	2002	2001
Pre-tax income (loss)	224.4	57.4	-537.3
Net realized capital gains (losses)	18.4	-10.3	-18.4
Amortization of goodwill and restructuring costs	—	—	-57.8
Pre-tax operating income (loss)	206.0	67.7	-461.1
Net income (loss)	185.1	106.8	-367.4

We reported net income of US$ 185.1 million for the year ended December 31, 2003, an improvement of US$ 78.3 million as compared to net income of US$ 106.8 million for 2002. The increase is due to continued improvements in the non-life underwriting results, as well as pre-tax net realized capital gains in 2003 versus pre-tax net realized capital losses in 2002. Developments on our Guaranteed Minimum Death Benefit (GMDB) book were offset by an overall improved non-life combined ratio.

We reported pre-tax operating income (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of US$ 206.0 million for the year ended December 31, 2003, an improvement of US$ 138.3 million as compared to pre-tax operating income of US$ 67.7 million for 2002. The improvement in pre-tax operating income was due to significant premium growth and an overall improved non-life combined ratio.

For the year ended December 31, 2003, gross premiums written increased 19.5%, net premiums written increased 15.2% and net premiums earned increased 16.1%. The growth was spread across most lines of business and resulted from increased rates and increasing the share of clients’ business upon renewing existing business or writing new business.

In 2003, we recorded US$ 31.3 million of net positive development on prior years’ loss reserves. In 2002, our results were impacted by losses from the European floods of US$ 51.1 million (net of reinstatement premiums of US$ 3.1 million) and the recognition of a US$ 148.5 million provision for net adverse development on prior years’ reserves. Our non-life combined ratio was 97.9% for the year ended December 31, 2003 as compared to 103.7% in the same period of 2002.

We recorded pre-tax net realized capital gains of US$ 18.4 million for the year ended December 31, 2003 as compared to pre-tax net realized capital losses of US$ 10.3 million for the same period of 2002. The pre-tax net realized capital gains in 2003 included US$ 27.4 million of impairment charges on our equity portfolio as compared to US$ 48.3 million of impairment charges in 2002.

Management’s discussion and analysis
of financial condition and results of operations (continued)

We reported pre-tax operating income of US$ 67.7 million for the year ended December 31, 2002, a change of US$ 528.8 million as compared to the pre-tax operating loss of US$ 461.1 million in 2001. The 2001 results were impacted by pre-tax losses of US$ 289.2 million related to the September 11th terrorist attacks, net adverse development on prior years’ loss reserves of US$ 123.6 million, US$ 67.0 million in losses related to the Enron Chapter 11 reorganization and US$ 28.5 million in ceded premiums for September 11th terrorists attacks and other coverages from Zurich Financial Services.

Our effective tax rate was 17.5% for the year ended December 31, 2003, compared to a benefit of 86.1% and 31.6% for 2002 and 2001, respectively. The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carryforward. The 2001 consolidated tax benefit results from pre-tax losses.

The components of net income (loss) are described below.

Reinsurance results
(US$ million)

Year ended December 31	2003	2002	2001
Gross premiums written	4,223.9	3,535.8	2,881.2
Net premiums written	3,827.0	3,322.2	2,482.6
Net premiums earned	3,676.5	3,165.5	2,295.2

Gross premiums written for the year ended December 31, 2003 increased US$ 688.1 million, or 19.5% compared to the same period of 2002. Net premiums written for 2003 increased US$ 504.8 million, or 15.2% compared to 2002. For the year ended December 31, 2003, we retained 90.6% of our gross premiums written, compared to 94.0% in 2002. Our net retention ratio decreased principally due to the purchase of increased retrocessions to reduce peak exposures associated with our increased participation in the Global Aerospace Underwriting Managers Limited (GAUM) pool.

The increases in non-life net premiums written predominately reflect the continued improved market conditions, new client relationships in certain key markets and the expansion of shares of business with existing clients. During 2003, we took advantage of growth opportunities in the Standard Property & Casualty Reinsurance segment, where net premiums written grew by US$ 193.4 million, or 13.3% for the year. This was due to increased penetration in all lines of business, but predominantly within property and motor. At December 31, 2003, the Specialty Lines segment grew by US$ 256.6 million or 16.5%, driven by strong growth in agribusiness, workers’ compensation, credit and surety, and professional liability and other special liability lines. The Life & Health Reinsurance segment grew by US$ 54.8 million or 17.4%, driven by growth in accident and health business in North America and in Continental Europe.

Net premiums earned for the year ended December 31, 2003 increased US$ 511.0 million, or 16.1% compared to 2002. Net premiums earned increased at a higher rate than net premiums written due to the seasonality of certain business within our portfolio.

The increase in net premiums written in 2002 over 2001 of US$ 839.6 million, or 33.8% reflects the hardening market conditions that emerged during 2002. Net premiums earned increased US$ 870.3 million, or 37.9% for the year ended December 31, 2002 as compared to the same period in 2001.

(US$ million)

Year ended December 31	2003	2002	2001
Losses, loss adjustment expenses and life benefits	-2,674.2	-2,492.0	-2,300.5
Impact of September 11th terrorist attacks	—	—	-289.2
Non-life loss ratio (to premiums earned)	71.5%	78.2%	99.9%
Non-life loss ratio excluding September 11th terrorist attacks	71.5%	78.2%	86.6%

Our losses, loss adjustment expenses and life benefits incurred increased US$ 182.2 million, or 7.3% in 2003 versus an increase of US$ 191.5 million or 8.3% in 2002. The non-life loss and loss adjustment expense ratio was 71.5% in 2003, compared to 78.2% in 2002 and 99.9% in 2001. Our reported losses, loss adjustment expenses and life benefits have been impacted by the following loss events: net reserve development, GMDB business, September 11th terrorist attacks and the Enron Chapter 11 reorganization.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Net reserve development: In 2003, there was US$ 31.3 million net positive development on prior years’ loss reserves, consisting of positive development of US$ 49.4 million in the Standard Property & Casualty Reinsurance segment, offset by US$ 18.1 million of adverse development in the Specialty Lines segment. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

In 2001, Converium strengthened reserves for prior years by US$ 123.6 million. Converium retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium’s own evaluations of these new developments, additional provisions of US$ 123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of US$ 46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of US$ 77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space.

Guaranteed Minimum Death Benefit (GMDB) Business: In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million), US$ 15.6 million and US$ 13.4 million in 2003, 2002 and 2001, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to US$ 809.7 million and US$ 1,243.0 million at December 31, 2003 and 2002, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to US$ 75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than US$ 0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the Specialty Lines’ segment. Related to this business, we had net premiums written of US$ 341.8 million, US$ 365.3 million, and US$ 182.8 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of US$ 126.0 million, US$ 64.3 million, and US$ (167.9) million in 2003, 2002, and 2001, respectively. Included in the 2001 net technical result are net losses from the September 11th terrorist attacks of US$168.7 million. There were no large losses, defined as those in excess of US$ 10.0 million or more of net incurred losses to us, in either 2003 or 2002.

Impact of property catastrophe business: A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of US$ 194.7 million,US$172.9 million, and US$ 148.1 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of US$ 74.4 million, US$ 60.4 million, and US$ 29.8 million in 2003, 2002, and 2001, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of US$ 10.0 million or more of net incurred losses to us: Typhoon Maemi (US$15.4 million) and the Algerian Earthquake (US$ 10.6 million) in 2003, the European floods in 2002 (US$ 51.1 million) and the El Salvador earthquake in 2001 (US$14.2 million).

Management’s discussion and analysis
of financial condition and results of operations (continued)

September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were US$ 289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at US$ 289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium Reinsurance (North America) Inc., our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

During 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at US$ 289.2 million by Zurich Financial Services).

Enron Chapter 11 reorganization: In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded incurred losses of US$ 67.0 million pre-tax (US$ 48.0 million after-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business. The losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies. In 2003 and 2002, the ultimate losses related to Enron declined US$17.2 million and US$ 5.2 million, respectively.

Asbestos and environmental exposures: As of December 31, 2003 and 2002, we had reserves for environmental impairment liability and asbestos-related claims of US$ 45.8 million and US$ 44.6 million, respectively. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.6 years at December 31, 2003, compared to 13.5 years at December 31, 2002.

(US$ million)

Year ended December 31	2003	2002	2001
Underwriting acquisition costs	-803.2	-666.7	-508.1
Operating and administration expenses	-197.8	-173.3	-146.4
Non-life underwriting expense ratio (to premiums earned)	22.0%	21.1%	23.4%
Non-life administration expense ratio (to premiums written)	4.4%	4.4%	6.0%

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased US$ 136.5 million or 20.5% in 2003 versus an increase of US$ 158.6 million or 31.2% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2003, 2002, and 2001 was 22.0%, 21.1%, and 23.4%, respectively.

Operating and administration expenses increased 14.1% in 2003 and 18.4% in 2002. These increases primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.4% in 2003, compared to 4.4% in 2002 and 6.0% in 2001. This was due to continued strong premium growth relative to the growth in expenses.

We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123,“Accounting for Stock Based Compensation”, and recorded compensation expense of US$ 6.1 million, US$ 5.8 million and US$ 3.5 million in 2003, 2002, and 2001, respectively, in connection with our stock option plans.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Investment results
(US$ million)

Year ended December 31	2003	2002	2001
Net investment income	233.0	251.8	228.7
Average net investment income yield (pre-tax)	3.3%	4.3%	4.7%
Net realized capital gains (losses)	18.4	-10.3	-18.4
Total investment results	251.4	241.5	210.3
Average total investment income yield (pre-tax)	3.5%	4.1%	4.3%
Change in net unrealized gains (losses) (pre-tax)	154.2	-109.0	14.4
Total investment return (pre-tax)	405.6	132.5	224.7
Average total investment return (pre-tax)	5.7%	2.2%	4.6%

Investment results are an important part of our overall profitability. Our net investment income was US$ 233.0 million for the year ended December 31, 2003, representing a decrease of US$ 18.8 million, or 7.5% as compared to the same period of 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows. Our net investment income increased US$ 23.1 million, or 10.1% for 2002 as compared to 2001. The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Our average total investment income yield was 3.5% for the year ended December 31, 2003, as compared to 4.1% and 4.3% for the same periods in 2002 and 2001, respectively. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). The decrease in yield in 2003 is due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase. We paid fees in the amount of US$ 8.0 million, US$ 6.1 million and US$ 4.7 million to our asset managers and custodians in 2003, 2002 and 2001, respectively, including other investment related costs.

Our average total investment return was 5.7% for the year ended December 31, 2003 as compared to 2.2% and 4.6% for 2002 and 2001, respectively. This resulted from a recovery in the global capital markets which positively impacted changes to the unrealized capital positions of both our fixed income and equity instruments. The average total investment return in 2002 and 2001 included the effect of foreign currency on the change in net unrealized capital gains and losses of US$ (50.3) million and US$ (1.2) million, respectively. While the effect was fairly insignificant for 2001, in 2002, this lowered the average total investment return by 0.8%. As of 2003, the currency effect on the change in net unrealized capital gains and losses is directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return. This approach is also consistent with our aim to match the currency of our assets with our liabilities, which implies that any currency impact on the assets is essentially offset by the impact on the corresponding liability.

We had net realized capital gains for the year ended December 31, 2003 of US$ 18.4 million, compared to net realized capital losses of US$ 10.3 million and US$ 18.4 million in 2002 and 2001, respectively. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of US$ 62.9 million, offset by losses on the restructuring of the equity portfolio of US$ 48.2 million, and losses realized on the sale of WorldCom fixed income investments of US$15.8 million.

We recorded US$ 27.4 million, US$ 48.3 million and US$ 82.5 million of impairment charges during 2003, 2002 and 2001, respectively, primarily on our equity portfolio. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. This resulted in additional impairment charges of US$ 3.4 million in 2003.

Other
(US$ million)

Year ended December 31	2003	2002	2001
Other income (loss)	2.7	-1.2	-5.8
Interest expense	-31.0	-16.4	-24.2
Amortization of goodwill	—	—	-7.8
Restructuring costs	—	—	-50.0
Income tax (expense) benefit	-39.3	49.4	169.9

Management’s discussion and analysis
of financial condition and results of operations (continued)

Other income for the year ended December 31, 2003 was US$ 2.7 million as compared to other losses of US$ 1.2 million and US$ 5.8 million for the same periods of 2002 and 2001, respectively. Other income (loss) includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Interest expense for the year ended December 31, 2003 was US$ 31.0 million compared to US$ 16.4 million in 2002 and US$ 24.2 in 2001. Interest expense on our Senior Notes was US$ 14.2 million in each year. The increase in 2003 was mainly due to US$ 16.5 million in interest expense on our US$ 200.0 million 8.25% guaranteed subordinated notes issued in December 2002. Interest expense in 2001 reflects an increase in short-term borrowings from Zurich Financial Services, which had a high average amount outstanding during 2001.

At January 1, 2002 we adopted SFAS 142,“ Goodwill and Other Intangible Assets”, which prohibits the amortization of goodwill. Amortization of goodwill in 2001 was US$ 7.8 million. Restructuring costs were US$ 50.0 million in 2001 and were incurred relating to our initial public offering and related transactions. No restructuring costs were incurred during 2003 or 2002.

Our income tax (expense) benefit was US$ (39.3) million, US$ 49.4 million and US$ 169.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. Our effective tax rate for 2003 was 17.5%, compared to a benefit of 86.1% and 31.6% in 2002 and 2001, respectively. The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carried forward. The 2001 consolidated tax benefit results from pre-tax losses.

Results by business segment

In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then parent, Zurich Financial Services. Over its first two years as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

Converium’s business is now organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. To measure the financial performance of our operating segments, we define segment income as income before other income (loss), interest expense, amortization of goodwill, restructuring costs and income taxes.

Converium’s financial results for 2003 were primarily driven by profitable growth in Standard Property & Casualty Reinsurance and Specialty Lines, the continued solid performance in non-life underwriting as well as the current conditions in the capital markets. The following discusses Converium’s segment results for the years ended December 31, 2003, 2002 and 2001. A reconciliation of segment results to income before taxes is as follows:

(US$ million)

Year ended December 31	2003	2002	2001
Segment income (loss):
Standard Property & Casualty Reinsurance	183.7	55.8	-147.3
Specialty Lines	115.2	56.0	-277.2
Life & Health Reinsurance	-11.9	-6.5	-17.7
Corporate center	-34.3	-30.3	-7.3
Other income (loss)	2.7	-1.2	-5.8
Interest expense	-31.0	-16.4	-24.2
Amortization of goodwill and restructuring costs	—	—	-57.8
Income (loss) before taxes	224.4	57.4	-537.3

Management’s discussion and analysis
of financial condition and results of operations (continued)

Standard Property & Casualty Reinsurance
(US$ million)

Year ended December 31	2003	2002	2001
Gross premiums written	1,795.4	1,542.3	1,495.6
Net premiums written	1,645.6	1,452.2	1,280.0
Net premiums earned	1,629.9	1,396.7	1,220.5
Total investment results	101.5	98.1	86.2
Segment income (loss)	183.7	55.8	-147.3
Loss ratio non-life	68.3%	76.3%	93.2%
Underwriting expense ratio non-life	22.3%	22.2%	19.6%
Administration expense ratio non-life	4.3%	4.4%	6.0%
Combined ratio non-life	94.9%	102.9%	118.8%
Retention ratio (net premiums written divided by gross premiums written)	91.7%	94.2%	85.6%

Standard Property & Casualty Reinsurance reported segment income (loss) of US$ 183.7 million, US$ 55.8 million and US$ (147.3) million in 2003, 2002 and 2001, respectively. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 8.0 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement resulted from overall solid results in the property line of business, as 2003 was absent any major catastrophe activity.

In 2003, segment income was increased by US$ 49.4 million from net positive developments of prior years’ reserves. Net positive development of prior years’ loss reserves on property lines of US$ 113.5 million (primarily from the 2002 year) was partially offset by net adverse development of the motor and general third party liability lines of US$ 64.1 million (primarily from 2001 and prior years). As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Standard Property & Casualty Reinsurance segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Standard Property & Casualty Reinsurance experienced US$ 51.1 million (net of reinstatement premiums of US$ 3.1 million) in losses from the European floods and US$ 62.2 million in net adverse loss development on prior years’ business, primarily from the motor, general third party liability and property lines of business. The non-life loss ratio for 2001 was 93.2%, and included net reserve development related to prior accident years and the September 11th terrorist attacks.

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

For the year ended December 31, 2003, gross premiums written increased 16.4% to US$ 1,795.4 million, net premiums written increased 13.3% to US$ 1,645.6 million and net premiums earned increased 16.7% to US$ 1,629.9 million.

For the year ended December 31, 2003, premium growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property (net premiums written in 2003 increased by 25.7% or US$ 161.0 million to US$ 787.0 million); and

•	Motor (net premiums written in 2003 increased by 7.7% or US$ 35.0 million to US$ 488.5 million).

The above increases reflect strong market conditions and were offset by a decrease in net premiums written in other miscellaneous standard lines.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Specialty Lines
(US$ million)

Year ended December 31	2003	2002	2001
Gross premiums written	2,022.0	1,650.3	1,129.1
Net premiums written	1,811.9	1,555.3	968.4
Net premiums earned	1,663.6	1,458.0	857.6
Total investment results	132.4	125.3	108.3
Segment income (loss)	115.2	56.0	-277.2
Loss ratio non-life	74.6%	80.0%	109.5%
Underwriting expense ratio non-life	21.6%	20.0%	28.8%
Administration expense ratio non-life	4.4%	4.4%	6.0%
Combined ratio non-life	100.6%	104.4%	144.3%
Retention ratio (net premiums written divided by gross premiums written)	89.6%	94.2%	85.8%

Specialty Lines reported segment income (loss) of US$ 115.2 million, US$ 56.0 million and US$ (277.2) million in 2003, 2002 and 2001, respectively. In addition to the positive results for 2003, the cash flow generated by the continuing growth in longer tail lines increased total invested assets. Therefore, a substantial part of this segment’s expected profitability will emerge as investment income in future periods. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 5.4 percentage points for the year ended December 31, 2003, versus the same period in 2002.

In 2003, segment income was decreased by US $18.1 million from net adverse developments of prior years’ loss reserves. Adverse development on workers’ compensation and professional liability and other special liability lines of US$ 120.3 million (primarily from 2000 and prior years) was largely offset by net positive development of prior years’ loss reserves on aviation and space of US$ 102.2 million (primarily from the 2002 year). As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Specialty Lines segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Specialty Lines experienced US$ 86.3 million in net adverse loss development on prior years’ business, primarily from the commercial umbrella and medical errors and omissions liability lines of business. The non-life loss ratio for 2001 was 109.5%, and included net reserve development related to prior accident years, the September 11th terrorist attacks and the Enron Chapter 11 reorganization.

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

These improvements were somewhat offset by an increase of 1.6 percentage points in the underwriting expense ratio in 2003, from 20.0% in 2002 to 21.6% in 2003. The 2002 ratio was lowered as a result of a cumulative catch-up on one of our retrocessionaires and certain aviation business.

For the year ended December 31, 2003, gross premiums written increased 22.5% to US$ 2,022.0 million, net premiums written increased 16.5% to US$ 1,811.9 million and net premiums earned increased 14.1% to US$ 1,663.6 million.

Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

For the year ended December 31, 2003, premium growth in Specialty Lines included:

•	Professional liability and other special liability (net premiums written in 2003 increased by 11.4% or US$ 61.1 million to US$ 598.0 million), which grew as a result of the improving directors and officers market in the United States and new business written in North America and sourced through the London broker market;

•	Workers’ compensation (net premiums written in 2003 increased by 40.9% or US$ 90.3 million to US$ 310.9 million), which grew as a result of the renewal of a large program in 2003;

•	Credit and surety (net premiums written in 2003 increased by 17.9% or US$ 35.9 million to US$ 236.0 million); and

•	Agribusiness (net premiums written in 2003 increased by 309.1% or US$ 68.0 million to US$ 90.0 million), whose growth reflects the hardening market which resulted from the exit of several insurers and reinsurers in mid-to-late 2002.

Management’s discussion and analysis
of financial condition and results of operations (continued)

The above increases were offset by a decrease in net premiums written in the aviation and space line of business resulting from an increase in ceded premiums for external reinsurance protection, principally associated with Converium’s increased participation in the GAUM pool, and softening markets as a result of recent low loss activity.

Life & Health Reinsurance
(US$ million)

Year ended December 31	2003	2002	2001
Gross premiums written	406.5	343.2	256.5
Net premiums written	369.5	314.7	234.2
Net premiums earned	383.0	310.8	217.1
Total investment results	17.5	18.1	15.8
Segment income (loss)	-11.9	-6.5	-17.7
Underwriting expense ratio	20.9%	20.6%	10.0%
Administration expense ratio	3.5%	3.6%	2.1%
Retention ratio (net premiums written divided by gross premiums written)	90.9%	91.7%	91.3%

Life & Health Reinsurance reported segment loss of US$ 11.9 million, US$ 6.5 million and US$ 17.7 million in 2003, 2002 and 2001, respectively. The decrease in segment results in 2003 was primarily attributable to the development on a closed block of Guaranteed Minimum Death Benefit (GMDB) business. The 2001 results also included net losses related to the September 11th terrorist attacks of US$ 12.0 million.

The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by US$20.5 million (to net US$ 56.0 million), US$ 15.6 million and US$13.4 million in 2003, 2002 and 2001, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to US$ 809.7 million and US$1,243.0 million at December 31, 2003 and 2002, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to US$ 75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than US$ 0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

For the year ended December 31, 2003, gross premiums written increased 18.4% to US$ 406.5 million, net premiums written increased 17.4% to US$ 369.5 million and net premiums earned increased 23.2% to US$ 383.0 million.

For the year ended December 31, 2003, premium growth in the Life & Health Reinsurance segment included:

•	Accident and health (net premiums written in 2003 increased by 29.6% or US$ 47.4 million to US$ 207.4 million). This growth primarily resulted from the further development of this line of business, which Converium began to underwrite in North America in 2001, as well as growth of business written in Continental Europe.

The underwriting expense ratio was 20.9% in 2003, 20.6% in 2002 and 10.0% in 2001. In 2001, US$ 10.6 million in commission benefits were recorded from the commutation of a large contract and a refunding of commissions from our strategic retrocessions, reducing the underwriting expense ratio by 4.9%.

Corporate Center
(US$ million)

Year ended December 31	2003	2002	2001
Operating and administration expenses	-34.3	-30.3	-7.3

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. The Corporate Center reported operating and administration expenses of US$ 34.3 million, compared to US$ 30.3 million in 2002 and US$ 7.3 million in 2001. The increases primarily arose from expenditures to support the growth in operations, and the weakening of the US dollar. Corporate Center charges in 2001 were low as global functions were just being established to prepare for the IPO in late 2001.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Financial condition and liquidity

Invested assets

Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support.

Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

As of December 31, 2003, total invested assets were US$ 7.5 billion compared to US$ 6.1 billion as of December 31, 2002, an increase of US$ 1.4 billion, or 23.1%. This increase is mainly due to strong operating cash flow as well as increases in unrealized gains on investments, and changes in currency translation due to the weakening of the US dollar.

Our asset mix, including cash and cash equivalents, consisted of the following at December 31, 2003 and 2002:

Asset Class	As of Dec. 31, 2003	As of Dec. 31, 2002
Fixed maturity securities (including the Funds Withheld Asset)	82.7%	78.6%
Equity securities*	9.7%	7.0%
Cash and short-term investments	4.3%	10.5%
Real estate and other*	3.3%	3.9%
Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 80.0 million as of December 31, 2003 and US$ 75.0 million as of December 31, 2002.

Our investments are managed mostly by external investment managers, and their performance is measured against benchmarks. The table below presents our investments and returns in the major managed portfolios, as well as the applicable benchmark and benchmark return for 2003. The balances at December 31, 2003 are shown in original currencies.

		Performance[1]
(in millions of original currencies unless noted)	Market value	Benchmark		Portfolio	Delta
Largest portfolios in US$
Fixed maturities	2,170.3	3.00	% [2]	2.85%	–0.15%
Mortgage-backed securities	849.1	3.07	% [3]	3.18%	0.11%
Equity securities	365.4	28.75	% [4]	28.62%	–0.13%
Largest portfolios in EUR
Fixed maturities	381.9	3.15	% [5]	3.03%	–0.12%
Equity securities	157.1	16.32	% [6]	16.05%	–0.27%
Largest portfolios in UK pounds
Fixed maturities	287.7	2.46	% [7]	2.32%	–0.14%
Equity securities	64.8	18.08	% [8]	17.69%	–0.39%
Largest portfolio in Swiss francs
Real estate (direct and indirect)	261.6	n.a.		6.98%	n.a.
Largest portfolio in Australian $
Fixed maturities	182.7	2.98	% [9]	3.02%	0.04%

[1]	Performance is defined as quarterly time-weighted return	[6]	MSCI Euro ex UK
[2]	SSB USD WGBI 3-5 years Index/SSB World BIG Index ex	[7]	FTSE Government All Stock Index
	MBS ex BBB 1–10	[8]	MSCI UK
[3]	Lehman Mortgage Index	[9]	UBSWA Composite all (from January 1, 2003 – September 30,
[4]	MSCI USA Index, S & P 500		2003), Citigroup Australian AAA/AA/A (as of October 1, 2003)
[5]	SSB Euro World BIG Index ex MBS ex BBB

Management’s discussion and analysis
of financial condition and results of operations (continued)

Fixed maturities
As of December 31, 2003, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 4.9 billion and represented 63.1% of our total investment portfolio including cash and cash equivalents (82.7% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 1,485.5 million, or 43.1%, from December 31, 2002, excluding the Funds Withheld Asset. This increase was mainly due to the reinvestment of 2003 cash flows from operations, the reinvestment in 2003 of proceeds received in late 2002 from our guaranteed subordinated notes and unrealized gains on fixed maturities and currency translation adjustments.

To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.6. Additionally, we created a portfolio of held-to-maturity government bonds totalling US$ 500.4 million (10.2% of our fixed maturities portfolio, excluding the Funds Withheld Asset), of which US$ 308.0 million were transferred from available-for-sale to held-to-maturity and US$ 192.4 million were directly invested from operational cash flow.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed maturities securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	48.9	1.1	19.0	3.8
One year through five years	2,241.7	50.6	78.8	15.7
Five years through ten years	939.0	21.2	364.7	72.9
Over ten years	162.1	3.7	37.9	7.6
Subtotal	3,391.7	76.6	500.4	100.0
Mortgage and asset-backed securities	849.1	19.2	–	–
Unit trust bonds	187.4	4.2	–	–
Total as of December 31, 2003	4,428.2	100.0	500.4	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2003, approximately 99.5% of our fixed maturities securities portfolio was invested in securities rated A or better by these agencies and approximately 81.2% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,514.8	79.4	485.2	97.0
AA/Aa2	501.5	11.3	15.2	3.0
A/A2	388.5	8.8	–	–
BBB/Baa2	9.3	0.2	–	–
BB	10.1	0.2	–	–
Not rated	4.0	0.1	–	–
Total as of December 31, 2003	4,428.2	100.0	500.4	100.0

Management’s discussion and analysis
of financial condition and results of operations (continued)

Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2003, no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio. Our ten biggest direct investments in corporate obligations (excluding commercial mortgage and asset-backed securities) were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2003	Available-for-sale (AFS)	AFS
KFW International Finance Inc.	17.7	0.4
Citigroup Inc.	17.4	0.4
General Electric Capital Corp.	16.2	0.4
Household Finance Corp.	14.9	0.3
Morgan Stanley	12.7	0.3
Goldman Sachs Group Inc.	10.1	0.2
Concentric Ltd. Inc.	10.0	0.2
Bank of America Corp.	9.7	0.2
Kreditanstalt für Wiederaufbau	9.7	0.2
NV Bank Nederlandse Gemeenten	9.0	0.2

Our five largest investments in funds investing in fixed maturities as of December 31, 2003, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2003	Available-for-sale (AFS)	AFS
BGI Government/Corporate Bond Fund	52.2	1.2
HSBC AM French Government Bond Fund	47.2	1.1
BGI UK Corporate Bond Fund	31.3	0.7
Gilttrak Accumulating Shares	30.6	0.7
Zurich Invest Renten Euroland	15.3	0.3

As of December 31, 2003, our investments in mortgage and asset-backed securities were US$ 849.1 million. These investments are summarized as follows:

	Estimated fair value	% of total
(US$ million)	Mortgage and asset-	Mortgage and asset-
As of December 31, 2003	backed securities	backed securities
Federal National Mortgage Association	478.7	56.4
Governmental National Mortgage Association	155.2	18.3
Federal Home Loan Mortgage Corporation	143.7	16.9
Other mortgage and asset-backed securities	71.5	8.4
Total	849.1	100.0

Equity securities
As of December 31, 2003, our equity securities portfolio had a carrying value of US$ 840.2 million. This represents an increase in carrying value of US$ 309.4 million, or 58.3%, from December 31, 2002. This increase was primarily due to purchases, as well as unrealized gains due to the continued recovery of the capital markets and changes in currency translation due to the weakening of the US dollar. This brought our equity allocation, excluding our investment in PSP Swiss Property AG, back to approximately 9.7% of our total investment portfolio as of December 31, 2003, including cash and cash equivalents.

Substantially our entire equity portfolio consists of listed securities, held directly or through funds. Currently our entire equity portfolio is in developed markets.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Our ten largest direct equity investments as of December 31, 2003, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2003	Available-for-sale (AFS)	Equity securities
PSP Swiss Property AG	80.0	9.5
General Electric Company	12.3	1.5
Microsoft Corp.	10.6	1.3
Pfizer Inc.	10.5	1.2
Exxon Mobil Corp.	10.4	1.2
Citigroup Inc.	9.7	1.2
Total Fina Elf S.A.	8.4	1.0
Intel Corp.	8.2	1.0
Wal Mart Stores Inc.	7.3	0.9
Cisco Systems Inc.	7.1	0.8

Our four largest investments in funds investing in equities as of December 31, 2003, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2003	Available-for-sale (AFS)	Equity securities
BT Institutional Funds Equity 500 Index	184.3	21.9
Barclay’s Global Investors Index Selection UK Fund	115.4	13.7
Barclay’s Global Investors Index Selection Europe ex UK Fund	64.0	7.6
Vanguard Institutional Index Fund	11.0	1.3

Our exposure to private equity fund investments as of December 31, 2003 was approximately US$ 59.9 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately US$ 12.6 million.

Our five largest investments in private equity funds as of December 31, 2003, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2003	Available-for-sale (AFS)	Equity securities
Capital Z Financial Services Fund II	20.7	2.5
Oak Hill Securities Fund LP	16.3	1.9
Oak Hill Securities Fund LP II	4.4	0.5
Clayton, Dublier & Rice Fund	3.4	0.4
Insurance Partners LP	2.5	0.3

At December 31, 2003 and 2002, gross unrealized gains on our equity portfolio were US$ 96.2 million and US$ 2.6 million and gross unrealized losses were US$ 1.7 million and US$ 56.2 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or that exceed 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2003, excluding our investments in funds and PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2003, the Funds Withheld Asset was US$ 1,530.6 million compared to US$ 1,648.1 million at December 31, 2002. The decrease of US$ 117.5 million was substantially due to paid claims and commutations offset by changes in foreign exchange rates.

The table below shows the distribution of the Funds Withheld Asset by currency as of December 31, 2003 and 2002.

Funds Withheld Asset

As of December 31	2003	2002
US dollar	47%	53%
UK pound	26%	23%
Euro	23%	19%
Japanese yen	2%	2%
Swiss franc	2%	1%
Australian dollar	–	2%
Total	100%	100%
Weighted average interest rate	5.4%	5.3%

Effective October 1, 2003, Zurich Financial Services novated all of its Australian reinsurance business to Converium and paid us the remaining Funds Withheld Asset balance. As a result, the Australian portion of the Funds Withheld Asset is now zero.

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement.

Short-term investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2003, we had short-term investments with a carrying value of US$ 55.8 million, representing 0.7% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2002 were US$ 318.0 million, and included US$ 193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003. None of our short-term investments portfolio is restricted as to its use.

Real estate
At December 31, 2003 and 2002, we had real estate held for investment of US$ 130.2 million and US$ 167.9 million, respectively, consisting primarily of investments in residential and commercial rental properties located in Switzerland. The reduction of the allocation is due to the sale of some non-core properties, partially offset by the impact of the weakening US dollar. Our direct real estate portfolio represented 1.7% of our total investment portfolio, including cash and cash equivalents.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Our five largest real estate investments as of December 31, 2003, were:

Real estate
(US$ million)			% of total
As of December 31, 2003		Carrying value	Other investments
Dietikon	– Residential/commercial building	23.5	13.5
Effretikon	– Residential building	15.4	8.9
Zurich	– Residential/commercial building	15.2	8.8
Basel	– Residential/commercial building	13.1	7.6
Bern	– Residential/commercial building	10.1	5.8

In addition to these properties, Converium owns a 7.4% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 80.0 million as of December 31, 2003.

Premiums receivable
We had premiums receivable of US$ 2.0 billion at December 31, 2003 compared to US$ 1.7 billion at December 31, 2002, an increase of US$ 287.0 million, or 16.7%. This increase is due to strong growth in premium volume in 2003. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the future. Current premiums receivable represented 9.1% and 7.6% of total premiums receivable at December 31, 2003 and 2002, respectively, and accrued premiums receivable represented 90.9% and 92.4%, respectively.

Reinsurance assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2003, we hold US$ 635.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

As of December 31, 2003 we had reinsurance recoverables from retrocessionaires of approximately US$ 1.7 billion on paid and unpaid losses and loss adjustments expenses, unearned premium reserves and future life benefits, an increase of 5.6% from December 31, 2002. Recoverables from subsidiaries of Zurich Financial Services total 19.5% of equity at December 31, 2003. Recoverables from one other third-party retrocessionaire were 10.2% of equity at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 7.9% of equity at December 31, 2003. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2003. Allowances of US$ 35.4 million and US$ 17.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2003 and 2002, respectively.

Liabilities

Loss and loss adjustment expense reserves
We had gross loss and loss adjustment expense (LAE) reserves of US$ 7.8 billion at December 31, 2003, compared to US$ 6.8 billion at December 31, 2002, an increase of US$ 1.0 billion, or 15.0%. Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses were US$ 6.5 billion at December 31, 2003, compared to US$ 5.4 billion at December 31, 2002, an increase of US$ 1.1 billion, or 20.4%. The increase in our reserve position is due to reserves on current year business, offset by claim payments. Gross reserves for future life benefits were US$ 483.5 million at December 31, 2003 compared to US$ 371.7 million at December 31, 2002.

Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. We estimate our loss and loss adjustment reserves on the basis of the facts available at the time the loss and loss adjustment expense reserves are established and use actuarial methodologies that are commonly used in our industry. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Debt outstanding
As of December 31, 2003, we had total debt outstanding with a principal amount of US$ 400.0 million and a carrying amount of US$ 390.6 million. We had no scheduled debt repayments in 2003, 2002 or 2001.

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Transactions, Converium assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%.

In July 2003, Converium obtained a US$ 900 million unsecured syndicated letter of credit facility. The facility is guaranteed by Converium AG and will be used primarily to collateralize third-party claims related to our underwriting business. As of December 31, 2003, we had outstanding letters of credit of US$ 633.1 million under the facility. In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 390.3 million were outstanding at December 31, 2003 to secure certain assumed reinsurance contracts. Investments of US$ 431.1 million are pledged as collateral related to certain of these letters of credit.

Shareholders’ equity

As of December 31, 2003, we had total shareholders’ equity of US$ 2,083.3 million (US$ 52.38 per share) compared to US$ 1,738.0 million (US$ 43.55 per share) as of December 31, 2002, an increase of US$ 345.3 million (US$ 8.83 per share). This increase is mainly comprised of net income of US$ 185.1 million and an increase in net unrealized gains on investments, net of taxes, of US$ 198.6 million, offset by dividends to shareholders of US$ 29.9 million.

We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

Liquidity and capital resources

Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.

Dividends from subsidiaries
As a holding company, Converium relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of Converium AG to pay dividends to Converium Holding AG. The maximum dividend that Converium Holding AG is able to pay in 2004, before withholding tax, is approximately US$ 142.9 million as of December 31, 2003.

Cash flows
(US$ million)
Year ended December 31	2003	2002	2001
Cash provided by operating activities	1,265.3	870.4	311.5
Reimbursement of reinsurance recoverables in dispute	–	136.7	–
Cash provided by operating activities, excluding reimbursement of reinsurance recoverables in dispute	1,265.3	733.7	311.5

We held cash and cash equivalents of US$ 280.8 million at December 31, 2003 compared to US$ 361.5 million at December 31, 2002, representing a decrease of US$ 80.7 million. Our cash balances at the end of both periods include a relatively high level of cash held by our investment managers for duration matching purposes.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 1,265.3 million for the year ended December 31, 2003 compared to US$ 870.4 million and US$ 311.5 million for the years ended December 31, 2002 and 2001, respectively. This represented increases of US$ 394.9 million, or 45.4% in 2003, and US$ 558.9 million or 179.4% in 2002. The increase in 2003 was driven by improved operating performance, including strong premium growth. The 2002 cash flow reflects a US$ 136.7 million reimbursement of reinsurance recoverables in dispute received in the second quarter of 2002. Cash provided by financing activities in 2002 was primarily due to the issuance of our guaranteed subordinated notes. Cash provided by financing activities in 2001 was primarily due to a capital contribution we received from Zurich Financial Services.

As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year. For example, our cash flows were adversely affected by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of several years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next few years.

Related party transactions

As part of our strategy to generate additional business, we have entered into long-term strategic alliances and made investments in certain entities as follows:

•	Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation underwriting agency;
•	MDU Services Ltd, which distributes medical malpractice insurance policies to the members of the Medical Defence Union (MDU); and
•	SATEC, a leading global space underwriting agency based in Venice, Italy.

Gross premiums assumed through these relationships were US$ 409.6 million, US$ 209.4 million and US$ 102.1 million for 2003, 2002 and 2001, respectively. The increase in 2003 was due to increasing our share of the underwriting pools managed by GAUM from 9% in 2002 to 25% in 2003. The increase in 2002 was due to increased premiums assumed from MDU.

Critical accounting policies

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in our financial and operating environment could influence the accounting estimates that support our financial statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

Non-life loss and loss adjustment reserves
We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, in conjunction with actuarial estimates and methodologies, which are commonly used in our industry, for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Management’s discussion and analysis
of financial condition and results of operations (continued)

The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

Premiums
When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.

We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. In our analysis of trends, we relate the change in premiums earned to the change in premiums written. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in our mix of business from year to year.

Reinsurance recoverables
We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

Foreign currency translation
In view of our global scale and the fact that more of our business is transacted in US dollars than in any other currency, we report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, UK pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

Invested assets
The majority of our fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which we have the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities which we buy with the intention to resell in the near term, are classified as trading and are carried at fair value. Unrealized gains or losses on investments carried at fair value, except those designated as trading are recorded in other comprehensive income, net of deferred income taxes.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, or that exceed of 50% regardless of the period of decline. To continue to adhere to emerging asset impairment

Management’s discussion and analysis
of financial condition and results of operations (continued)

standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Income taxes
Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities using enacted local income tax rates and laws. In addition, a deferred tax asset is established for net operating loss carryforwards. We have significant net operating loss carry-forwards that we can use to offset future taxable income. Realization of the deferred tax asset related to these carryforwards is dependent upon generating sufficient taxable income within specified future periods. We establish a valuation allowance against our deferred tax asset based upon our assessment if it is more than likely than not that some or all of the deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate value of the deferred tax asset, we must make judgments about our ability to recognize the benefit of the asset over time, including our ability to utilize the net operating loss carryforwards. In the event that we are unable to realize a deferred tax asset, net income would be adversely affected to the extent a valuation allowance has not been established.

New accounting standards
We have or will be required to adopt the following new standards in the future:

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
In April 2003, the FASB issued SFAS No. 149,“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on our financial condition or results of operations.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”
In May 2003, the FASB issued SFAS No. 150,“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard did not have a material impact on us.

Statement of Position (“SOP”) 03–1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This statement is not expected to have a material impact on our financial condition or results of operations.

Qualitative and quantitative disclosures about market risks

As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.

We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

Management’s discussion and analysis
of financial condition and results of operations (continued)

We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modelling.

To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating. These concentrations and credit risks are reviewed on a quarterly basis by our Finance Committee as a part of the review and approval of our quarterly financial statements.

Sensitivity analyses for invested assets
Approximately 90.9% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

The following risk analyses do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Equity market risk
We hold approximately 11.2% of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2003, would be an after-tax reduction in net assets of US$ 68.4 million, which represents approximately 3.3% of our total shareholders’ equity as of December 31, 2003.

Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress. During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

Interest rate risk
Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of US$ 126.4 million, which represents approximately 6.1% of our total shareholders’ equity as of December 31, 2003. This reduction would be offset by higher investment income earned on newly invested funds.

Management’s discussion and analysis
of financial condition and results of operations (continued)

To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.6. Additionally, we created a portfolio of held-to-maturity government bonds totalling US$ 500.4 million (10.2% of our fixed maturities portfolio, excluding the Funds Withheld Asset).

As of December 31, 2003, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Foreign exchange risk
Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice enables sound currency asset/liability management, but implies a translation risk of currency rate changes against the US dollar that may result in adverse effects on our reported shareholders’equity when expressed in US dollars.

Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. In line with our functional currency concept, the differences resulting from the currency rate changes are recorded in shareholders’ equity as cumulative currency translation adjustments.

The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2003 against the US dollar.

	Adverse exchange	Approximate decline
	rate movement	in shareholders’
	against the US dollar	equity
Euro	10%	$42 million
Swiss franc	10%	$35 million
UK pound	10%	$3 million

As of December 31, 2003 and 2002, we had unrealized cumulative translation gains of US$ 116.1 million and US$113.9 million, respectively.

Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.

The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2003:

	US		UK	Swiss	Japanese
	dollar	Euro	pound	franc	yen	Other	Total
Income statement
Net premiums written	52%	22%	13%	1%	2%	10%	100%
Net investment income	71%	14%	12%	1%	—	2%	100%
Losses, loss adjustment expenses and life benefits	58%	20%	13%	—	1%	8%	100%
Underwriting acquisition costs	50%	23%	14%	—	3%	10%	100%
Other operating and administration expenses	39%	11%	4%	45%	—	1%	100%
Interest expense	100%	—	—	—	—	—	100%

Balance sheet
Total invested assets	66%	15%	13%	3%	—	3%	100%
Reinsurance assets	84%	6%	8%	2%	—	—	100%
Losses and loss adjustment expenses, gross	61%	17%	16%	1%	1%	4%	100%
Unearned premiums, gross	60%	12%	19%	1%	1%	7%	100%
Future life benefits, gross	49%	47%	—	2%	—	2%	100%
Debt	100%	—	—	—	—	—	100%

Management’s discussion and analysis
of financial condition and results of operations (continued)

Cautionary note regarding forward-looking statements

This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,“anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:

•	cyclicality of the reinsurance industry
•	uncertainties in our reserving process
•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates
•	acts of terrorism and acts of war
•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio
•	actions of competitors, including industry consolidation and development of competing financial products
•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets
•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries
•	political risks in the countries in which we operate or in which we reinsure risks
•	the passage of additional legislation or the promulgation of new regulations in a jurisdiction in which we operate or where our subsidiaries are organized
•	changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy
•	failure of our retrocessional reinsurers to honor their obligations
•	failure to prevail in any current or future arbitration or litigation
•	risks associated with implementing our business strategies
•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries
Report of the independent Group auditors

To the General Meeting of Shareholders of Converium Holding AG, Zug

We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2003 and 2002 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003, included on pages 28 through 69, all expressed in United States dollars.

The consolidated and historical combined financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated and historical combined financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated and historical combined financial statements are free from material misstatement. We have examined on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated and historical combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated and historical combined financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

A. Hill	M. Frei

Zurich, February 13, 2004

Converium Holding AG and Subsidiaries
Consolidated and historical combined statements of income

(US$ million, except per share information)

Year ended December 31	Notes	2003	2002	2001
Revenues
Gross premiums written		4,223.9	3,535.8	2,881.2
Less ceded premiums written		-396.9	-213.6	-398.6
Net premiums written	9	3,827.0	3,322.2	2,482.6
Net change in unearned premiums		-150.5	-156.7	-187.4
Net premiums earned	9	3,676.5	3,165.5	2,295.2
Net investment income	6	233.0	251.8	228.7
Net realized capital gains (losses)	6	18.4	-10.3	-18.4
Other income (loss)		2.7	-1.2	-5.8
Total revenues		3,930.6	3,405.8	2,499.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	8,9	-2,674.2	-2,492.0	-2,300.5
Underwriting acquisition costs	9	-803.2	-666.7	-508.1
Other operating and administration expenses		-197.8	-173.3	-146.4
Interest expense	10	-31.0	-16.4	-24.2
Amortization of goodwill	7	—	—	-7.8
Restructuring costs	3	—	—	-50.0
Total benefits, losses and expenses		-3,706.2	-3,348.4	-3,037.0
Income (loss) before taxes		224.4	57.4	-537.3
Income tax (expense) benefit	11	-39.3	49.4	169.9
Net income (loss)		185.1	106.8	-367.4
Basic earnings (loss) per share	21	4.65	2.68	-9.18
Diluted earnings (loss) per share	21	4.59	2.64	-9.18

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)

Year ended December 31	Notes	2003	2002
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	6	500.4	—
Available-for-sale securities:
Fixed maturities	6	4,428.2	3,443.1
Equity securities	6	840.2	530.8
Other investments	6	173.5	177.3
Short-term investments		55.8	318.0
Total investments		5,998.1	4,469.2
Funds Withheld Asset	6	1,530.6	1,648.1
Total invested assets		7,528.7	6,117.3

Other assets
Cash and cash equivalents		280.8	361.5
Premiums receivable:
Current		182.8	131.9
Accrued		1,825.5	1,589.4
Reinsurance assets:
Underwriting reserves	9	1,718.6	1,627.7
Insurance balances receivable, net		224.0	239.9
Funds held by reinsureds		1,374.0	935.9
Deferred policy acquisition costs		380.1	264.9
Deferred income taxes	11	345.1	391.8
Other assets	7	495.0	390.7
Total assets		14,354.6	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8	7,842.8	6,821.3
Unearned premiums, gross	9	1,467.4	1,170.7
Future life benefits, gross	9	483.5	371.7
Other reinsurance liabilities		1,087.3	661.6
Funds held under reinsurance contracts		529.8	429.5
Deferred income taxes	11	158.3	133.9
Accrued expenses and other liabilities		311.6	333.9
Debt	10	390.6	390.4
Total liabilities		12,271.3	10,313.0

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,775,620 and 39,904,647 shares outstanding, respectively)	14	253.0	253.0
Additional paid-in capital		1,326.7	1,330.9
Treasury stock (230,597 and 101,570 shares, respectively)		-10.0	-3.3
Unearned stock compensation	13	-6.1	-10.0
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of taxes	6	145.3	-53.3
Cumulative translation adjustments		116.1	113.9
Total accumulated other comprehensive income		261.4	60.6
Retained earnings		258.3	106.8
Total equity		2,083.3	1,738.0
Total liabilities and equity		14,354.6	12,051.0

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated and historical combined statements of cash flows

(US$ million)

Year ended December 31	2003	2002	2001
Cash flows from operating activities
Net income (loss)	185.1	106.8	-367.4

Adjustments for
Net realized capital (gains) losses on investments	-18.4	10.3	18.4
Amortization of premium/discount	43.9	20.6	6.2
Depreciation and amortization	30.5	38.2	37.0
Premium for September 11 coverage	—	—	28.5
Total adjustments	56.0	69.1	90.1

Changes in operational assets and liabilities
Deferred policy acquisition costs	-90.5	-47.0	-33.3
Reinsurance assets	13.6	331.1	-433.8
Funds held by reinsureds	-307.8	-311.2	158.4
Funds Withheld Asset	230.6	100.0	—
Premiums receivable	-162.2	-565.1	-77.8
Unearned premiums, gross	204.2	139.0	194.3
Losses and loss adjustment expenses, gross	603.7	744.5	1,251.6
Future life benefits, gross	85.0	119.7	90.0
Funds held under reinsurance contracts	72.7	-38.2	-81.6
Other reinsurance liabilities	329.0	280.2	-175.9
Income taxes, net	40.3	-32.8	-203.9
Net changes in all other operational assets and liabilities	5.6	-25.7	-99.2
Total changes in operational assets and liabilities	1,024.2	694.5	588.8
Cash provided by operating activities	1,265.3	870.4	311.5

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-192.4	—	—
Proceeds from sales and maturities of fixed maturities available-for-sale	3,813.4	4,573.3	1,892.2
Purchases of fixed maturities available-for-sale	-5,054.0	-5,375.3	-1,969.7
Cash flows from investing activities (fixed maturities)	-1,433.0	-802.0	-77.5
Proceeds from sales of equity securities	94.3	599.2	288.6
Purchases of equity securities	-244.2	-651.1	-425.7
Cash flows from investing activities (equity securities)	-149.9	-51.9	-137.1
Net decrease (increase) in short-term investments	277.1	-228.5	25.6
Proceeds from sales of other assets	47.4	33.0	34.5
Purchases of other assets	-69.4	-43.9	-42.8
Purchase of real estate held for investment	—	—	-139.4
Net change in Funds Withheld Asset/Zurich Financing Agreement	—	—	-290.6
Cash flows from investing activities (other)	255.1	-239.4	-412.7
Net cash used in investing activities	-1,327.8	-1,093.3	-627.3

Cash flows from financing activities
Net transfers from Zurich Financial Services	—	—	861.2
Payable to Zurich Financial Services	—	—	-233.4
Cash flows from financing activities with Zurich Financial Services	—	—	627.8
Issuance of guaranteed subordinated notes	—	193.7	—
Net purchases of common shares	-17.3	-14.7	—
Dividends to shareholders	-29.9	—	—
Cash flows from financing activities (debt and shares)	-47.2	179.0	—
Net cash (used in) provided by financing activities	-47.2	179.0	627.8
Effect of exchange rate changes on cash and cash equivalents	29.0	-15.1	-13.4
Change in cash and cash equivalents	-80.7	-59.0	298.6
Cash and cash equivalents as of January 1	361.5	420.5	121.9
Cash and cash equivalents as of December 31	280.8	361.5	420.5

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated and historical combined statements of changes in equity

(US$ million)

						Net
				Unearned	Accumulated	investment
		Additional		stock	other	by Zurich
	Common	paid-in	Treasury	compen-	comprehensive	Financial	Retained	Total
	stock	capital	stock	sation	income (loss)	Services	earnings	equity
Balance, December 31, 2000	—	—	—	—	59.3	1,029.1	—	1,088.4
Net loss	—	—	—	—	—	-367.4	—	-367.4
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	11.5	—	—	11.5
Translation adjustments	—	—	—	—	-62.4	—	—	-62.4
Total comprehensive loss								-418.3
Net transfers from Zurich Financial Services	—	—	—	—	—	889.7	—	889.7
Net issuance of stock compensation	—	38.1	—	-27.1	—	—	—	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	—	-1,551.4	—	—
Balance, December 31, 2001	253.0	1,336.5	—	-27.1	8.4	—	—	1,570.8
Net income	—	—	—	—	—		106.8	106.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-83.6		—	-83.6
Translation adjustments	—	—	—	—	135.8		—	135.8
Total comprehensive income								159.0
Purchases of common shares	—	—	-14.7	—	—		—	-14.7
Releases of common shares from treasury	—	-12.9	11.4	—	—		—	-1.5
Net amortization of stock compensation	—	7.3	—	17.1	—		—	24.4
Balance, December 31, 2002	253.0	1,330.9	-3.3	-10.0	60.6		106.8	1,738.0
Net income	—	—	—	—	—		185.1	185.1
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	198.6		—	198.6
Translation adjustments	—	—	—	—	2.2		—	2.2
Total comprehensive income								385.9
Dividends to shareholders	—	—	—	—	—		-29.9	-29.9
Transfer to general legal reserve	—	3.7	—	—	—		-3.7	—
Purchases of common shares	—	—	-17.3	—	—		—	-17.3
Releases of common shares from treasury	—	-14.0	10.6	—	—		—	-3.4
Net amortization of stock compensation	—	6.1	—	3.9	—		—	10.0
Balance, December 31, 2003	253.0	1,326.7	-10.0	-6.1	261.4		258.3	2,083.3

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements

Schedule of segment data
(US$ million)

	Standard
	Property & Casualty
	Reinsurance			Specialty Lines
Year ended December 31	2003	2002	2001	2003	2002	2001
Gross premiums written	1,795.4	1,542.3	1,495.6	2,022.0	1,650.3	1,129.1
Less ceded premiums written	-149.8	-90.1	-215.6	-210.1	-95.0	-160.7
Net premiums written	1,645.6	1,452.2	1,280.0	1,811.9	1,555.3	968.4
Net change in unearned premiums	-15.7	-55.5	-59.5	-148.3	-97.3	-110.8
Net premiums earned	1,629.9	1,396.7	1,220.5	1,663.6	1,458.0	857.6
Total investment results	101.5	98.1	86.2	132.4	125.3	108.3
Revenues	1,731.4	1,494.8	1,306.7	1,796.0	1,583.3	965.9

Losses, loss adjustment expenses and life benefits	-1,113.6	-1,065.0	-1,137.9	-1,241.0	-1,166.9	-938.7
Underwriting acquisition costs	-363.1	-310.4	-239.6	-360.1	-292.3	-246.7
Other operating and administration expenses	-71.0	-63.6	-76.5	-79.7	-68.1	-57.7
Benefits, losses and expenses	-1,547.7	-1,439.0	-1,454.0	-1,680.8	-1,527.3	-1,243.1

Segment income (loss)	183.7	55.8	-147.3	115.2	56.0	-277.2
Other income (loss)
Interest expense
Amortization of goodwill and restructuring costs
Income (loss) before taxes
Income tax (expense) benefit
Net income (loss)

At December 31

Reinsurance assets — underwriting reserves	553.2	622.8		989.9	926.5

Losses and loss adjustment expenses, gross	3,231.3	2,774.7		4,427.2	3,898.9

Future life benefits, gross	—	—		—	—

Ratios
Loss ratio (Losses divided by net premiums earned)	68.3%	76.3%	93.2%	74.6%	80.0%	109.5%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.3%	22.2%	19.6%	21.6%	20.0%	28.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.3%	4.4%	6.0%	4.4%	4.4%	6.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	94.9%	102.9%	118.8%	100.6%	104.4%	144.3%

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements

			Life & Health
Total Non-life consolidated			Reinsurance			Corporate Center			Total consolidated
2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
3,817.4	3,192.6	2,624.7	406.5	343.2	256.5	—	—	—	4,223.9	3,535.8	2,881.2
-359.9	-185.1	-376.3	-37.0	-28.5	-22.3	—	—	—	-396.9	-213.6	-398.6
3,457.5	3,007.5	2,248.4	369.5	314.7	234.2	—	—	—	3,827.0	3,322.2	2,482.6
-164.0	-152.8	-170.3	13.5	-3.9	-17.1	—	—	—	-150.5	-156.7	-187.4
3,293.5	2,854.7	2,078.1	383.0	310.8	217.1	—	—	—	3,676.5	3,165.5	2,295.2
233.9	223.4	194.5	17.5	18.1	15.8	—	—	—	251.4	241.5	210.3
3,527.4	3,078.1	2,272.6	400.5	328.9	232.9	—	—	—	3,927.9	3,407.0	2,505.5

-2,354.6	-2,231.9	-2,076.6	-319.6	-260.1	-223.9	—	—	—	-2,674.2	-2,492.0	-2,300.5
-723.2	-602.7	-486.3	-80.0	-64.0	-21.8	—	—	—	-803.2	-666.7	-508.1
-150.7	-131.7	-134.2	-12.8	-11.3	-4.9	-34.3	-30.3	-7.3	-197.8	-173.3	-146.4
-3,228.5	-2,966.3	-2,697.1	-412.4	-335.4	-250.6	-34.3	-30.3	-7.3	-3,675.2	-3,332.0	-2,955.0

298.9	111.8	-424.5	-11.9	-6.5	-17.7	-34.3	-30.3	-7.3	252.7	75.0	-449.5
									2.7	-1.2	-5.8
									-31.0	-16.4	-24.2
									—	—	-57.8
									224.4	57.4	-537.3
									-39.3	49.4	169.9
									185.1	106.8	-367.4

1,543.1	1,549.3		175.5	78.4					1,718.6	1,627.7

7,658.5	6,673.6		184.3	147.7					7,842.8	6,821.3

—	—		483.5	371.7					483.5	371.7

71.5%	78.2%	99.9%

22.0%	21.1%	23.4%	20.9%	20.6%	10.0%

4.4%	4.4%	6.0%	3.5%	3.6%	2.1%

97.9%	103.7%	129.3%

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

1. Organization and nature of operations

Converium Holding AG and subsidiaries (“Converium”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering (“IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Subsequent to the initial public offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a) Basis of preparation
Converium’s financial statements present the financial condition as of December 31, 2003 and 2002 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003. For periods prior to the Separation Date, the financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

A subsidiary is an entity in which Converium owns, directly or indirectly, more than 50% of the outstanding voting rights, or has a controlling financial interest. The results of Converium entities are included in the financial statements from the effective date of acquisition. All intercompany balances, profits and transactions have been eliminated. Entities where Converium has the ability to exercise significant influence are accounted for using the equity method. See Note 20 for the entities included in the financial statements.

Prior to the Transactions, changes in equity represent movements in Zurich Financial Services’ net investment in Converium. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium. Additionally, investment income in 2001 includes interest earned on the Zurich Financing Agreement (see Note 6).

Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium. However, these results do not necessarily represent what the income statement, changes in equity or cash flows would have been if Converium had been a separate stand-alone entity during the periods presented.

(b) Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of Converium’s business and the fact that more of its business is transacted in US dollars than in any other currency, the financial statements are reported in US dollars. Other functional currencies include the Swiss franc, the UK pound, the Euro and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

(c) Non-life reinsurance
Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

Converium recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.

The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

(d) Life reinsurance
Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets
The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities which Converium buys with the intention to resell in the near term, are classified as trading and are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, or that exceed of 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, Converium revised its impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, Converium impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 6 and 15 for further description.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

(g) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Derivative instruments are recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.

Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

(h) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.

(i) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j) Fixed assets
Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straightline basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k) Goodwill
Converium adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium’s financial condition or results of operations.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

(l) Recognition and measurement of long-lived assets
Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

(m) Income taxes
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted local income tax rates and laws, and for loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

(n) Employee benefits
Converium provides employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium uses the fair value based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on the financial condition or results of operations of Converium.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard did not have a material impact on Converium.

Statement of Position (“SOP”) 03-1,“Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This statement is not expected to have a material impact on the financial condition or results of operations of Converium.

(p) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

3. Restructuring costs

In connection with the Transactions, Converium incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium did not incur any restructuring costs during 2003 or 2002.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions included in the statements of income were immaterial for each of the three years ended December 31, 2003.

Table 4.1

			Statements of income
	Balance sheets		and cash flows
Exchange rates against US$	2003	2002	2003	2002	2001
UK pound	1.7804	1.6027	1.6349	1.5031	1.4406
Euro	1.2531	1.0476	1.1317	0.9453	0.8955
100 Japanese yen	0.9352	0.8437	0.8637	0.7998	0.8240
Swiss franc	0.8033	0.7206	0.7441	0.6446	0.5929

5. Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before other income (loss), interest expense, amortization of goodwill and restructuring costs and income taxes.

In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then parent, Zurich Financial Services. Over its first two years as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

The new segment structure centers on global lines of business. There are now three new global business segments by which Converium sets strategy and measures results: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The lines of business by segment are as follows:

Standard Property & Casualty Reinsurance: general third party liability, motor, personal accident (assumed from non-life insurers) and property.

Specialty Lines: agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability and other special liability, and workers’ compensation.

Life & Health Reinsurance: life and disability, and accident and health.

In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices. The changes in the segment structure do not change the previously disclosed consolidated results.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 5.1 below shows net premiums written by line of business.

Table 5.1
Net premiums written by line of business
(US$ million)

Year ended December 31	2003	2002	2001
Standard Property & Casualty Reinsurance:
General third party liability	335.0	337.7	271.6
Motor	488.5	453.5	436.9
Personal accident (assumed from non-life insurers)	35.1	35.0	21.1
Property	787.0	626.0	550.4
Total standard property & casualty reinsurance	1,645.6	1,452.2	1,280.0
Specialty Lines:
Agribusiness	90.0	22.0	32.0
Aviation & space	341.8	365.3	182.8
Credit & surety	236.0	200.1	178.5
Engineering	139.9	116.1	81.5
Marine & energy	95.3	94.3	73.6
Professional liability and other special liability	598.0	536.9	241.2
Workers’ compensation	310.9	220.6	178.8
Total specialty lines	1,811.9	1,555.3	968.4
Total non-life reinsurance	3,457.5	3,007.5	2,248.4
Life & Health Reinsurance:
Life and disability	162.1	154.7	136.4
Accident and health	207.4	160.0	97.8
Total life & health reinsurance	369.5	314.7	234.2
Total	3,827.0	3,322.2	2,482.6

Table 5.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.

Table 5.2
Gross premiums written by geographic area of ceding company
(US$ million)

Year ended December 31	2003	2002	2001
United Kingdom(*)	1,083.0	910.4	560.1
Germany	286.9	176.1	179.4
France	160.5	106.9	89.8
Italy	131.2	84.0	62.7
Rest of Europe	338.8	224.0	199.5
Far East	266.4	191.9	113.7
Near and Middle East	134.3	124.3	99.8
North America	1,671.1	1,553.2	1,431.5
Latin America	151.7	165.0	144.7
Total	4,223.9	3,535.8	2,881.2

(*) Premiums from the United Kingdom include business assumed through GAUM and Lloyds’ syndicates for such lines of business as aviation and space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

In 2003, two reinsurance intermediaries produced approximately 11% and 12% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 13% each in 2002, and 13% and 12% in 2001, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2003.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

6. Invested assets and investment income

Table 6.1
Net investment income
(US$ million)

Year ended December 31	2003	2002	2001
Fixed maturities	121.0	132.7	130.0
Equity securities	11.4	14.5	9.7
Short-term investments and cash and cash equivalents	7.5	12.9	12.5
Real estate	11.5	11.5	3.6
Other	7.0	11.0	2.0
Funds Withheld Asset/Zurich Financing Agreement	85.6	81.1	75.7
Total investment income	244.0	263.7	233.5
Investment expenses	-8.0	-6.1	-4.7
Real estate expenses	-3.0	-5.8	-0.1
Net investment income	233.0	251.8	228.7

In 2001, the cash flows of Converium AG were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. In conjunction with the establishment of the Funds Withheld Asset (see Note 15), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,530.6 million and US$ 1,648.1 million as of December 31, 2003 and 2002, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Table 6.2
Net realized capital gains (losses)
(US$ million)

Year ended December 31	2003	2002	2001
Fixed maturities:
Realized capital gains	46.1	145.9	50.0
Realized capital losses	-11.3	-57.9	-4.1
Equity securities:
Realized capital gains	9.1	37.5	48.5
Realized capital losses	-1.7	-90.4	-30.6
Write-down of impaired investments	-27.4	-48.3	-82.5
Other	3.6	2.9	0.3
Net realized capital gains (losses)	18.4	-10.3	-18.4

Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of US$ 62.9 million, offset by losses on the restructuring of the equity portfolio of US$ 48.2 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

In 2003, Converium created a portfolio of held-to-maturity government bonds totaling US$ 500.4 million (10.2% of the fixed maturities portfolio, excluding the Funds Withheld Asset), of which US$ 308.0 million were transferred from available-for-sale to held-to-maturity and US$ 192.4 million were directly invested from operational cash flow.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 6.3
Unrealized investment gains and losses
(included in other comprehensive income)
 (US$ million)

	Net change for the year			Total as
	ended December 31			of December 31
	2003	2002	2001	2003	2002
Fixed maturities held-to-maturity	14.1	—	—	14.1	—
Fixed maturities available-for-sale	-8.0	11.2	-9.1	25.8	33.8
Equity securities available-for-sale	148.1	-75.7	24.7	94.5	-53.6
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	-5.9	31.2	-2.9	10.9	16.8
Foreign currency effect	50.3	-50.3	-1.2	—	-50.3
Total	198.6	-83.6	11.5	145.3	-53.3

Table 6.4
Investments in fixed maturities
and equity securities
 (US$ million)

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
	2003	2002	2003	2002	2003	2002	2003	2002
Held-to-maturity
Fixed maturities:
Transferred in:
US government	294.0	—	6.2	—	—	—	300.2	—
Other governments	14.0	—	0.1	—	—	—	14.1	—
Newly invested:
US government	169.8	—	1.8	—	—	—	171.6	—
Other governments	22.6	—	—	—	-0.8	—	21.8	—
Total held-to-maturity as of December 31	500.4	—	8.1	—	-0.8	—	507.7	—
Available-for-sale
Fixed maturities:
US government	1,728.0	1,497.1	13.6	23.4	-8.0	-2.5	1,733.6	1,518.0
Other governments	1,163.4	383.8	3.8	1.4	-2.6	-0.3	1,164.6	384.9
Corporate and other debt securities	671.6	706.9	12.7	9.6	-3.4	-3.3	680.9	713.2
Mortgage and asset-backed securities	839.4	821.5	11.5	5.6	-1.8	-0.1	849.1	827.0
Total as of December 31	4,402.4	3,409.3	41.6	40.0	-15.8	-6.2	4,428.2	3,443.1
Equity securities	745.7	584.4	96.2	2.6	-1.7	-56.2	840.2	530.8
Total available-for-sale as of December 31	5,148.1	3,993.7	137.8	42.6	-17.5	-62.4	5,268.4	3,973.9

In order to conform to the current year’s presentation, a reclassification within accumulated other comprehensive income of US$ 18.7 million was made in 2003 between net unrealized gains (losses) on investments and cumulative translation adjustments. This reclassification had no impact on accumulated other comprehensive income or total equity.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

The following table summarizes gross unrealized investment losses on fixed maturities and equity securities as of December 31, 2003:

Table 6.5
Unrealized investment losses on
fixed maturities and equity securities
(US$ million)

		Gross unrealized losses		Total gross
	Estimated fair	Less than	Greater than	unrealized
	value	one year	one year	losses
Held-to-maturity
Fixed maturities	14.1	-0.8	—	-0.8
Available-for-sale
Fixed maturities	1,264.1	-15.8	—	-15.8
Equity securities	20.7	-1.7	—	-1.7
Total available-for-sale as of December 31, 2003	1,284.8	-17.5	—	-17.5

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 6.6
Fixed maturity schedule by maturity
(US$ million)

	Estimated fair value	% of total	Carrying value	% of total
	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	48.9	1.1	19.0	3.8
One year through five years	2,241.7	50.6	78.8	15.7
Five years through ten years	939.0	21.2	364.7	72.9
Over ten years	162.1	3.7	37.9	7.6
Subtotal	3,391.7	76.6	500.4	100.0
Mortgage and asset-backed securities	849.1	19.2	—	—
Unit trust bonds	187.4	4.2	—	—
Total as of December 31, 2003	4,428.2	100.0	500.4	100.0

At December 31, 2003 and 2002, real estate held for investment of US$ 130.2 million and US$ 167.9 million, respectively, net of accumulated depreciation of US$ 5.8 million and US$ 7.6 million, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 222.7 million and US$ 283.3 million at December 31, 2003 and 2002, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2003 and 2002, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 234.6 million and US$ 147.9 million were deposited in trust or with regulatory authorities as of December 31, 2003 and 2002, respectively.

7. Goodwill

Goodwill was US$ 140.2 million and US$ 117.6 million, and accumulated amortization of goodwill was US$ 33.7 million and US$ 33.7 million at December 31, 2003 and 2002, respectively. Goodwill is included in the balance sheet under the caption “Other assets”.

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill has been reflected in the consolidated financial statements under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium’s acquisition of a 49.9% interest in MDU Services Ltd during 2000.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million). At December 31, 2003, the current estimate of the final cost of the acquisition is GBP 16.8 million (US$ 28.0 million), of which GBP 11.4 million (US$ 18.4 million) is goodwill on acquisition. The remaining GBP 5.4 million (US$ 9.6 million) is comprised of Converium’s share of equity and the related intangible asset acquired. At December 31, 2003, the carrying value of the equity investment in GAUM is GBP 5.8 million (US$ 10.3 million) and the goodwill on acquisition remains at GBP 11.4 million (US$ 18.4 million).

Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. The following information presents reported and adjusted net loss and basic and diluted loss per share for the year ended December 31, 2001 using the policy adopted from January 1, 2002.

Table 7.1
(US$ million, except share information)

Year ended December 31, 2001	US$	Per share
Reported net loss	-367.4	-9.18
Amortization of goodwill	7.8	0.19
Adjusted net loss	-359.6	-8.99

SFAS No. 142 requires that goodwill be tested annually for impairment. During 2003 and 2002, there were no impairment losses resulting from the impairment tests performed.

8. Losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 8.1
Reserves for losses and loss adjustment expenses
(US$ million)

	2003	2002	2001
As of January 1
Gross reserves for losses and loss adjustment expenses	6,821.3	5,710.5	4,546.0
Less reinsurance recoverable	1,459.8	1,545.0	1,212.2
Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8

Loss and loss adjustment expenses incurred
Current year	2,527.9	2,186.8	2,039.5
Prior years	-31.3	148.5	123.6
Total	2,496.6	2,335.3	2,163.1

Losses and loss adjustment expenses paid
Current year	324.7	299.4	359.1
Prior years	1,464.7	1,095.5	885.2
Total	1,789.4	1,394.9	1,244.3

Foreign currency translation effects	388.7	255.6	-87.1

As of December 31
Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5
Reinsurance recoverable	1,385.4	1,459.8	1,545.0
Gross reserves for losses and loss adjustment expenses	7,842.8	6,821.3	5,710.5

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

In 2003, there was US$ 31.3 million net positive development on prior years’ loss reserves, consisting of positive development of US$ 49.4 million in the Standard Property & Casualty Reinsurance segment, offset by US$ 18.1 million of adverse development in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, net positive development of prior years’ loss reserves on property lines was partially offset by adverse development of the motor and general third party liability lines. In the Specialty Lines segment, net adverse development on workers’ compensation and professional liability and other special liability lines was largely offset by net positive development of prior years’ loss reserves on aviation and space. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, and Converium performed an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the motor, general third party liability and property lines of business. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to commercial umbrella and medical errors and omissions liability lines of business.

In 2001, Converium strengthened reserves for prior years by US$ 123.6 million. Converium retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium’s own evaluations of these new developments, additional provisions of US$ 123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of US$ 46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of US$ 77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 594.4 million and US$ 488.9 million have been discounted using average interest rates of 3.5% and 4.3% in 2003 and 2002, respectively. This has reduced reserves by US$ 65.3 million and US$ 57.9 million as of December 31, 2003 and 2002, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 64.3 million and US$ 79.9 million as of December 31, 2003 and 2002, respectively, are included in other assets.

Converium believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium AG and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2003 and 2002, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 45.8 million and US$ 44.6 million, respectively, representing a survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) of 13.6 years and 13.5 years, respectively.

Guaranteed Minimum Death Benefit (GMDB) Business

In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million), US$ 15.6 million and US$ 13.4 million in 2003, 2002 and 2001, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to US$ 75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than US$ 0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

September 11th terrorist attacks
As of December 31, 2003, Converium recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

Segment
(US$ million)

		Retrocessional
		reinsurance
	Gross losses	recoveries	Net losses
Standard Property & Casualty Reinsurance	283.4	192.0	91.4
Specialty Lines	370.8	185.0	185.8
Life & Health Reinsurance	20.0	8.0	12.0
Total	674.2	385.0	289.2

Included in the reinsurance recoveries above are US$ 134.2 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. As losses are capped at US$ 289.2 million, there was no additional development in net reserves during 2003 or 2002. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 15) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

Enron Chapter 11 reorganization
In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded ultimate losses of US$ 67.0 million pre-tax (US$ 48.0 million after-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business. The losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies. In 2003 and 2002, the ultimate losses related to Enron declined US$ 17.2 million and US$ 5.2 million, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

9. Retrocessional reinsurance and catastrophe protection

Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2003, Converium holds US$ 635.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

Recoverables from subsidiaries of Zurich Financial Services total 19.5% of equity at December 31, 2003. Recoverables from one other third-party retrocessionaire were 10.2% of equity at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 7.9% of equity at December 31, 2003. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2003. Allowances of US$ 35.4 million and US$ 17.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2003 and 2002, respectively.

Table 9.1
(US$ million)

	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2003	2002	2003	2002	2003	2002
Reserves for losses and loss adjustment expenses	7,842.8	6,821.3	1,385.4	1,459.8	6,457.4	5,361.5
Reserves for unearned premiums	1,467.4	1,170.7	177.0	94.7	1,290.4	1,076.0
Future life benefits	483.5	371.7	156.2	73.2	327.3	298.5
Total underwriting reserves at December 31	9,793.7	8,363.7	1,718.6	1,627.7	8,075.1	6,736.0

Table 9.2
Premiums written and earned
(US$ million)

	Premiums written			Premiums earned
For the years ended December 31	2003	2002	2001	2003	2002	2001
Direct premiums	245.6	88.0	124.9	139.0	77.1	106.6
Assumed premiums	3,978.3	3,447.8	2,756.3	3,855.3	3,289.0	2,581.9
Ceded premiums	-387.5	-204.2	-393.4	-308.4	-191.2	-388.1
Catastrophe Agreement	-9.4	-9.4	-5.2	-9.4	-9.4	-5.2
Total	3,827.0	3,322.2	2,482.6	3,676.5	3,165.5	2,295.2

Table 9.3
Benefits, losses and expenses
(US$ million)

For the years ended December 31	2003	2002	2001
Losses, loss adjustment expenses and life benefits
Direct	112.6	124.5	104.3
Assumed	2,759.1	2,587.7	2,834.4
Ceded	-197.5	-220.2	-638.2
Total	2,674.2	2,492.0	2,300.5

Underwriting acquisition costs
Direct	23.3	24.6	32.8
Assumed	814.8	681.3	529.0
Ceded	-34.9	-39.2	-53.7
Total	803.2	666.7	508.1

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Catastrophe protection
As of December 31, 2003, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from a first event in excess of US$ 75.0 million.

In June 2001, ZIC entered into a transaction with Trinom Ltd, a Bermuda company that ultimately provides ZIC with specific high limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

Additionally, as part of the Transactions, ZIC and Converium AG have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium AG receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium AG will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium AG is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium AG and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

The coverage ZIC and ultimately Converium AG have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium AG’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, California earthquake, and European windstorm losses that occur before June 13, 2004. Discussions are currently underway to obtain reinsurance protection for catastrophic losses upon the expiration of the Trinom transaction and the related Catastrophe Agreement in June 2004.

Payments from Trinom to ZIC, and similarly from ZIC to Converium AG, are based on modeled reinsurance losses for ZIC and ultimately Converium AG’s exposures at the time of the Trinom transaction. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

Because the Trinom transaction is in two tranches, Converium AG’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a modeled range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a modeled range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium AG is approximately US$ 9.4 million. However, if Converium collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

10. Debt

Converium assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15.

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

Debt issuance costs and discounts were US$ 9.4 million and US$ 9.6 million at December 31, 2003 and 2002, respectively. Such costs are being amortized over the term of the related debt.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

11. Income taxes

Table 11.1 below illustrates an overview of the current and deferred tax expense (benefit) for each tax jurisdiction of Converium.

Table 11.1
Income tax expense (benefit)
(US$ million)

Year ended December 31	2003	2002	2001
Current
Switzerland	10.0	23.9	—
United States	-48.4	—	31.1
Germany	-2.3	0.2	3.4
Total current	-40.7	24.1	34.5
Deferred
Switzerland	26.5	-22.2	-3.5
United States	63.9	-34.4	-178.7
Germany	-10.4	-16.9	-22.2
Total deferred	80.0	-73.5	-204.4
Total income tax expense (benefit)	39.3	-49.4	-169.9

An “expected” income tax expense (benefit) is calculated based on the statutory tax rates for Converium. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which Converium operates. Based on the expected income tax expense (benefit), a reconciliation is made to the actual income tax expense (benefit).

Table 11.2 below illustrates the factors that cause the actual income tax expense (benefit) to differ from the expected amount computed by applying the expected rate.

Table 11.2
Expected and actual income tax expense (benefit)
(US$ million)

Year ended December 31	2003	2002	2001
Income (loss) before taxes	224.4	57.4	-537.3
Statutory average tax rate	7.0%	-24.9%	33.6%
Expected income tax expense (benefit)	15.7	-14.3	-180.3
Increase (reduction) in taxes resulting from:
Investment income	-3.8	-2.9	-4.8
Non-taxable reinsurance contract	—	-4.9	-20.4
Branch tax	2.1	0.7	2.6
Non-deductible expenses	3.3	9.1	15.7
Tax losses not realizable	37.9	—	—
Tax loss carryforward	-13.6	-21.3	—
Changes in applicable tax rates	-2.8	-5.5	—
Deferred acquisition costs	—	-4.7	—
Currency translation adjustments	—	-6.7	—
Valuation allowance	—	—	3.2
Non-deductible ceded premiums	—	—	8.5
Other	0.5	1.1	5.6
Actual income tax expense (benefit)	39.3	-49.4	-169.9
Effective tax rate	17.5%	-86.1%	31.6%

The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland. This was offset by non-deductible expenses caused by the novation of certain contracts from North America to Switzerland. The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as the result of a ruling Converium AG received from the Swiss tax authorities regarding a tax loss carried forward.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

Converium’s deferred income tax assets and liabilities are reflected in Table 11.3 below.

Table 11.3
Deferred income taxes
(US$ million)

	2003	2002
Deferred income tax assets
Loss reserve discount	110.0	141.4
Unearned premium reserve deduction	36.3	16.6
Accruals not currently deductible	18.4	11.3
Partnership loss	5.5	6.3
Net operating loss carryforwards	175.4	197.1
Goodwill	11.0	17.3
Other	36.4	23.2
Total deferred income tax assets	393.0	413.2
Valuation allowance	-47.9	-21.4
Net deferred income tax assets	345.1	391.8
Deferred income tax liabilities
Loss and benefit reserves	-31.9	-39.3
Deferred policy acquisition costs	-71.0	-63.3
Unrealized appreciation of investments	-9.3	-20.6
Investments	-12.0	-2.0
Reinsurance contracts	-17.6	—
Other	-16.5	-8.7
Total deferred income tax liabilities	-158.3	-133.9
Net deferred income tax assets	345.1	391.8
Net deferred income taxes as of December 31	186.8	257.9

The current net income tax receivable as of December 31, 2003 and 2002 was US$ 44.1 million and US$ 0.9 million, respectively. During 2003, Converium was able to reclassify a deferred tax asset of US$ 48.4 million to a current tax asset as a result of our ability to accelerate the recognition of this tax benefit by filing a refund claim with the United States Internal Revenue Service.

As of December 31, 2003, Converium had total net operating loss carryforwards of US$ 561.1 million available to offset future taxable income of certain branches and subsidiaries.

Converium’s net operating loss carryforwards by expiration date are as follows:

Table 11.4
Net operating loss carryforwards
(US$ million)

		Deferred		Net deferred
	Net operating loss	income	Valuation	income
	carryforward	tax asset	allowance	tax asset
One year through five years	85.7	12.9	—	12.9
Over five years	475.4	162.5	47.9	114.6
Total as of December 31, 2003	561.1	175.4	47.9	127.5

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

12. Employee benefits

Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns. Prior to the Separation Date, Converium’s employees participated in various pension plans of Zurich Financial Services or its affiliates.

Personnel costs incurred for 2003, 2002 and 2001 were US$ 123.9 million, US$ 110.7 million and US$ 104.8 million, respectively.

Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

The Pension Fund of Converium AG (“the Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 5.2 million in 2003 and CHF 8.6 million in 2002, the year the Fund started its activity, including a contribution of CHF 4.3 million in 2002 for the cost of transition benefit provisions granted on January 1, 2002.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or prefinance their pension benefits reductions in case of early retirement.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 12.1
Weighted average

	2003	2002	2001
Discount rate	3.99%	3.85%	4.30%
Expected long-term rate of return on assets	6.00%	6.00%	5.25%
Future salary increases	2.00%	2.16%	2.57%
Future pension increases	0.90%	0.91%	1.36%

Table 12.2
(US$ million)

	2003	2002	2001
Projected benefit obligation
Projected benefit obligation as of January 1	64.9	43.6	42.4
Service cost	7.6	5.0	2.9
Interest cost	2.6	2.1	1.8
Plan amendments	—	—	-1.6
Actuarial (gains) losses	-3.8	4.5	-0.2
Foreign currency translation effects	8.8	9.8	-1.4
Benefits paid	0.2	-0.1	-0.3
Projected benefit obligation as of December 31	80.3	64.9	43.6
Fair value of plan assets
Fair value of plan assets as of January 1	35.6	23.6	32.5
Actual return on plan assets	2.9	-0.9	-1.7
Employee contributions	2.6	1.8	1.1
Employer contributions	4.4	5.9	2.6
Net transfer adjustment from the Transactions	—	—	-9.5
Foreign currency translation effects	4.9	5.3	-1.1
Benefits paid	0.2	-0.1	-0.3
Fair value of plan assets as of December 31	50.6	35.6	23.6
Funded status
Funded status	-29.7	-29.3	-20.0
Unrecognized transition obligation	—	2.8	1.0
Unrecognized net actuarial losses (gains)	6.6	8.2	2.0
Unrecognized prior service cost	-1.7	-1.7	-1.6
Additional plan liabilities	—	-1.1	—
Accrued benefit liability	-24.8	-21.1	-18.6
Amounts recognized in the balance sheet
Accrued benefit liability	-24.8	-21.1	-18.6

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 12.3
Net periodic benefit expense
(US$ million)

For the years ended December 31	2003	2002	2001
Service cost	7.6	5.0	2.9
Interest cost	2.6	2.1	1.8
Expected return on plan assets	-2.4	-1.7	-1.7
Employee contributions	-2.6	-1.8	-1.1
Amortization of transition obligation	0.6	0.5	0.5
Amortization of actuarial (gains) losses	0.4	—	—
Amortization of past service cost	-0.2	-0.2	—
Net periodic benefit expense	6.0	3.9	2.4

Table 12.4
Accrued benefit liability
(US$ million)

Year ended December 31	2003	2002	2001
Balance at January 1	-21.1	-18.6	-9.7
Current year expense	-6.0	-3.9	-2.4
Contributions paid	4.4	5.9	2.6
Net transfer adjustment from the Transactions	—	—	-9.5
Foreign currency translation effects	-2.1	-3.4	0.4
Additional plan liabilities	—	-1.1	—
Balance at December 31	-24.8	-21.1	-18.6

As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium AG. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium AG to its pension fund and a corresponding reduction of equity of US$ 9.5 million in 2001.

Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.5 million, US$ 2.8 million and US$ 2.4 million in 2003, 2002 and 2001, respectively.

13. Share compensation and incentive plans

Converium has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.

(a) Cash-based incentive plans
 Various Converium entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2003, 2002 and 2001 in connection with these plans was US$ 11.7 million, US$ 7.4 million and US$ 16.4 million, respectively.

(b) Share-based incentive plans
 Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Employee Stock Purchase Plan
 Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.

Share plan
 Converium adopted a share plan for selected employees. Generally, the size of a participant’s award is based on their level of responsibility and position, and market conditions. For 2001 and 2002, most restricted shares granted vest in their entirety after six years, subject to acceleration after year three based on the achievement of certain performance objectives. Beginning in 2003, most restricted shares granted vest ratably over three years. Shares also vest upon retirement.

Retention awards, IPO share grant, and Zurich Financial Services share-based plans
 In 2001, in conjunction with the Transactions, Converium granted retention awards to certain employees in the form of shares in Converium Holding AG. Employees other than those who were granted retention awards received, in conjunction with the Transactions, shares in Converium Holding AG. In addition, prior to the Transactions, certain Converium employees participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, the outstanding share awards to Converium employees under the Zurich Financial Services long-term performance share plans were converted into shares of Converium Holding AG.

Table 13.1 summarizes the status of Converium’s share plans for 2003, 2002 and 2001.

Table 13.1

	2003	2002	2001
Unvested shares at beginning of year	363,278	706,451	—
Shares granted	133,930	29,732	706,878
Shares vested	-311,587	-299,214	—
Shares forfeited	-24,762	-73,691	-427
Unvested shares at end of year	160,859	363,278	706,451

Stock option plan
 Under the Stock Option Plan (the “Stock Option Plan”), in 2003 and 2002, certain employees were awarded options to purchase shares in Converium Holding AG. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vest immediately on the grant date and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

During 2001, 312,329 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of these options awarded, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Executive IPO option plan
 In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 13.2 summarizes the status of Converium’s outstanding stock options for 2003, 2002 and 2001.

Table 13.2

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding at beginning of year	1,115,424	CHF 79.28	732,329	CHF 82.00	—	—
Granted	699,555	58.14	442,514	74.66	732,329	CHF 82.00
Exercised	-23,450	60.10	-3,574	78.85	—	—
Forfeited	-62,785	74.31	-55,845	80.40	—	—
Outstanding at end of year	1,728,744	71.17	1,115,424	79.28	732,329	82.00
Options exercisable at end of year	901,933	75.74	423,509	80.47	183,082	82.00

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Table 13.3

Weighted average	2003		2002		2001
Risk-free rate		1.51%		1.87%		3.21%
Expected life	3 years		3 years		3 years
Expected volatility		27.24%		31.27%		32.67%
Dividend yield		1.78%		0.80%		0.80%
Fair value of options granted	US$	7.43	US$	11.11	US$	12.08

Table 13.4 summarizes information about stock options outstanding at December 31, 2003:

Table 13.4

	Options outstanding			Options exercisable
		Weighted
Range of	Number	average remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	Exercisable	exercise price
CHF 56.05-62.50	839,046	9.8	CHF 58.63	270,686	CHF 59.34
CHF 82.00-89.10	889,698	8.5	82.99	631,247	82.78
CHF 56.05-89.10	1,728,744	9.1	71.17	901,933	75.74

(c) Compensation expense
 The compensation expense charged to income under the share-based incentive plans was US$ 10.0 million, US$ 24.4 million and US$ 11.0 million in 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

14. Shareholders’ equity

(a) Issued share capital
 Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b) Contingent share capital
 Pursuant to Converium Holding AG’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2003, CHF 62,170 of the contingent share capital, or 6,217 ordinary shares have been exercised.

(c) Dividend restrictions and capital and solvency requirements
 Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g., foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board have the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid.

Converium AG may pay a maximum dividend, net of withholding tax, to Converium Holding AG without regulatory approval of approximately US$ 141.7 million as of December 31, 2003. The maximum dividend that Converium Holding AG is able to pay in 2004, before withholding tax, is approximately US$ 142.9 million as of December 31, 2003.

Statutory capital and surplus for Converium AG was CHF 2,530.6 million at December 31, 2002, the date of its most recent statutory report. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of approximately US$ 874.2 million at December 31, 2003, computed under local statutory accounting principles.

As of December 31,2003, Converium’s entities were in compliance with all applicable regulatory capital adequacy requirements.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

15. Transactions with Zurich Financial Services

Quota Share Retrocession Agreement
 In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium AG by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.

Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, Zurich Financial Services has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.

Converium AG will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG will manage third-party retrocessions related to the business transferred. Converium will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Converium has entered into various other transactions with Zurich Financial Services and its subsidiaries, the most significant of which are described below.

Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1,1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,
•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$58.2 million remains in effect, with ZIC as counterparty; and
•	the remainder of the coverage under the agreement is commuted.

See Notes 3, 6, 8, 9, 12, 13, 16 and 19 for other transactions with Zurich Financial Services.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

16. Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2003.

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business (see Note 7). In March 2003, Converium as a shareholder provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million). In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pools capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM. Gross premiums assumed through the pools managed by GAUM were US$ 266.4 million, US$ 64.4 million and US$ 41.9 million for 2003, 2002 and 2001, respectively.

Converium has entered into a strategic alliance with the Medical Defence Union (MDU) that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of the Medical Defence Union. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the Medical Defence Union beginning July 1, 2003. These insurance polices replaced policies formerly issued in the United Kingdom by Zurich Financial Services’ entities, the majority of which were reinsured by Converium. Gross premiums from MDU were US$ 137.3 million, US$ 140.0 million and US$ 57.0 million for 2003, 2002 and 2001, respectively.

Converium has a 48% participation in SATEC, a leading global space underwriting agency based in Venice, Italy. Gross premiums assumed through the pool managed by SATEC were US$ 5.9 million, US$ 5.0 million and US$ 3.2 million for 2003, 2002 and 2001, respectively.

17. Supplemental cash flow disclosures

Beginning in 2002, the change in the Funds Withheld Asset is reported as a component of cash provided by operating activities, as movements in its balance consist solely of operating activities subsequent to the Transactions.

Table 17.1
Supplemental cash flow disclosures
(US$ million)	2003	2002	2001
Income taxes paid	-2.7	-2.3	-46.4
Interest expense paid	-31.6	-16.4	-22.1

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

18. Fair value of financial instruments

The methods and assumptions used by Converium in estimating the fair value of financial instruments are:

•	fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.
•	equity securities: fair values are based on quoted market prices.
•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.
•	other investments for which quoted market prices are not readily available are not fair valued and are not significant to Converium.
•	cash and short-term investments: carrying amounts approximate fair value.
•	debt: fair values are generally based upon quoted market prices.

Table 18.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2003 and 2002.

Table 18.1	Total	Total	Total	Total
Fair value of financial instruments	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
	2003	2003	2002	2002
Fixed maturities	4,935.9	4,928.6	3,443.1	3,443.1
Equity securities	840.2	840.2	530.8	530.8
Other investments (excluding real estate)	43.3	43.3	9.4	9.4
Short-term investments	55.8	55.8	318.0	318.0
Funds Withheld Asset	1,530.6	1,530.6	1,648.1	1,648.1
Cash and cash equivalents	280.8	280.8	361.5	361.5
Debt	-428.6	-390.6	-375.1	-390.4

19. Commitments and contingencies

In July 2003, Converium obtained a US$ 900 million unsecured syndicated letter of credit facility. This three-year syndicated letter of credit facility is available for Converium AG and its nominated subsidiaries as of July 1, 2003. The syndicate is comprised of 19 banks, which have committed their respective capacities.

The facility is guaranteed by Converium AG and will be used primarily to collateralize third-party claims related to the underwriting business of the Converium. As of December 31, 2003, Converium had outstanding letters of credit of US$ 633.1 million under the facility. This includes the replacement of certain existing letters of credit which were previously provided by certain syndicate banks on an individual basis, as well as the issuance of new letters of credit under the syndicated facility.

In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 390.3 million were outstanding at December 31, 2003, for which investments of US$ 431.1 million are pledged as collateral related to certain of these letters of credit. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 15.9 million, US$ 14.8 million and US$ 10.8 million for the years ending December 31, 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1
Minimum future payments under operating leases
(US$ million)

Rental
payments

2004	12.6
2005	12.4
2006	12.4
2007	12.3
2008	12.3
2009 and thereafter	31.2
Total	93.2

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Ruckversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty. See Note 22 for additional information on guarantees.

Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:

Amerisafe Matters
 In September 2003, the parties settled the March 2001 litigation initiated by American Interstate Insurance Company (“Amerisafe”) against Converium Reinsurance (North America) Inc., (“CRNA”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana. ZFS and Guy Carpenter had previously been dismissed from the suit. Based on the terms of the settlement agreement and on the basis of the aggregate excess of loss protection from ZIC (see Note 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of this action.

Since late fall of 2000, CRNA had received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. As part of the September 2003 settlement with Amerisafe, Amerisafe has withdrawn the complaint and the LDI has officially closed the file with respect to the complaint.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Superior National Matters
On January 16, 2002, the California Insurance Commissioner (the “Commissioner”), filed a complaint against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of the Superior National Insurance Companies in Liquidation (“SNICIL”), in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Transactions, ZFS has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from ZFS. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the Complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The Commissioner’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA (US$17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately US$ 41.0 million with no further clarification as to the basis for this amount). CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the litigation.

No discovery relating to any transaction in which CRNA or CINA was involved is ongoing and any such discovery is not likely to commence until at least late 2004.

US Life Insurance Co. Arbitration
On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, CINA and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 110.7 million losses incurred. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. The arbitration has not concluded at this time and the arbitrators have currently advised that additional dates necessary to conclude the arbitration will not be available until the second half of 2004. Based on the limited information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company Arbitration
On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. In the arbitration, All American is now seeking to rescind the contract on the basis of certain alleged misrepresentations and omissions made by SNICIL, who is also now a party to the arbitration as a reinsured under the contract. As of this date, the arbitration panel has been constituted and hearings are scheduled for June 2004. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are US$ 41.1 million premiums earned, US$ 14.2 million commissions earned and US$ 62.3 million losses incurred. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Continental Casualty Company Arbitration
On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration, CRNA would be seeking enforcement of the retrocessional contract and Continental would be seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

December 31, 2003 are US$ 20.8 million premiums earned, no commissions earned and US$ 56.4 million losses incurred. The parties have each selected their party-appointed arbitrators, but at this stage an umpire has not yet been selected. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life
On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Ruckversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the U.S. District Court of the Southern District of New York, Converium sent Canada Life a request to arbitrate. The organizational meeting of the arbitrators took place on October 8, 2003. The hearing will be scheduled for October 2004.

Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

20. Consolidated entities

A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
Entity	incorporation	shares held		capital
Converium Rückversicherung (Deutschland) AG	Germany	100	EUR	4,601,627
Converium Finance S.A.	Luxembourg	100	EUR	31,000
Converium Holding AG	Switzerland	100	CHF	400,062,170
Converium AG	Switzerland	100	CHF	400,000,000
Converium Holdings (North America) Inc.	US	100	US$	1
Converium Reinsurance (North America) Inc.	US	100	US$	3,500,000
Converium Insurance (North America) Inc.	US	100	US$	5,000,000
Converium Holding (UK) Ltd	UK	100	GBP	101
Converium Insurance (UK) Ltd	UK	100	GBP	60,000,000
Converium London Management Ltd	UK	100	GBP	1,000
Converium Underwriting Ltd	UK	100	GBP	2

Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003.

On May 27, 2003, the United Kingdom Financial Services Authority (“FSA”) granted Converium Insurance (UK) Ltd permission to conduct the business of insurance in the class of general liability business in the United Kingdom. On August 27, 2003, the FSA further granted the company permission to conduct the business of insurance in the classes of aircraft and aircraft liability in the United Kingdom. Following its permission to write general liability business in May 2003, Converium Insurance (UK) Ltd had an initial capitalization level of GBP 50 million (US$ 82.4 million). As a precondition of the permission of the FSA to write aircraft and aircraft liability business, in August 2003, the company increased its capital by GBP 10 million (US$ 16.6 million). Accordingly at December 31, 2003 the capitalization level of Converium Insurance (UK) Ltd is GBP 60 million (US$ 99.0 million).

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

21. Earnings per share

Converium Holding AG purchased 377,650 shares and 349,126 shares during 2003 and 2002, respectively, related to sharebased compensation plans.

The following table shows the average shares outstanding:

For the years ended December 31	2003	2002	2001
Average shares outstanding (000’s)	39,808	39,911	40,000
Average diluted shares outstanding (000’s)	40,309	40,483	40,000

Earnings per share data for 2001 is calculated based on 40 million registered shares of Converium Holding AG issued and outstanding as of December 31, 2001 as if these shares were outstanding for the entire year. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

22. Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2003 and 2002 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2003. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly-owned subsidiaries of the parent guarantor.

Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.

Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.

Condensed consolidating statements of income

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues

Net premiums written	—	2,492.4	—	1,334.6	—	3,827.0
Net premiums earned	—	2,392.8	—	1,283.7	—	3,676.5
Net investment income	11.0	129.5	12.5	103.5	-23.5	233.0
Net realized capital (losses) gains	—	-10.7	—	29.1	—	18.4
Other income (loss)	35.0	-30.8	39.5	-5.7	-35.3	2.7
Total revenues	46.0	2,480.8	52.0	1,410.6	-58.8	3,930.6

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	-1,588.9	—	-1,085.3	—	-2,674.2
Underwriting acquisition costs	—	-552.1	—	-251.1	—	-803.2
Other operating and administration expenses	-8.6	-119.1	4.1	-107.4	33.2	-197.8
Interest expense	-10.5	—	-16.5	-29.6	25.6	-31.0
Total benefits, losses and expenses	-19.1	-2,260.1	-12.4	-1,473.4	58.8	-3,706.2
Income (loss) before taxes	26.9	220.7	39.6	-62.8	—	224.4
Income tax (expense) benefit	-3.5	-32.6	—	-3.2	—	-39.3
Income (loss) before equity in income (loss) of subsidiaries	23.4	188.1	39.6	-66.0	—	185.1
Equity in income (loss) of subsidiaries	161.7	-26.4	—	—	-135.3	—
Net income (loss)	185.1	161.7	39.6	-66.0	-135.3	185.1

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	1,929.5	14.8	2,984.3	—	4,928.6
Equity securities	—	441.8	—	398.4	—	840.2
Investment in subsidiaries	2,006.8	1,117.4	—	—	-3,124.2	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	44.7	187.5	—	41.8	-44.7	229.3
Total investments	2,201.5	3,676.2	189.8	3,424.5	-3,493.9	5,998.1
Funds Withheld Asset	—	1,530.6	—	—	—	1,530.6
Total invested assets	2,201.5	5,206.8	189.8	3,424.5	-3,493.9	7,528.7

Other assets
Cash and cash equivalents	1.2	121.9	2.1	155.6	—	280.8
Premiums receivable	—	1,477.4	—	812.8	-281.9	2,008.3
Reinsurance assets	—	790.7	—	2,221.4	-1,069.5	1,942.6
Funds held by reinsureds	—	1,043.4	—	587.3	-256.7	1,374.0
Deferred policy acquisition costs	—	293.6	—	86.5	—	380.1
Deferred income taxes	—	32.7	—	312.4	—	345.1
Other assets	42.7	170.2	46.1	233.9	2.1	495.0
Total assets	2,245.4	9,136.7	238.0	7,834.4	-5,099.9	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	4,764.0	—	3,759.1	-680.3	7,842.8
Unearned premiums, gross	—	827.2	—	867.8	-227.6	1,467.4
Future life benefits, gross	—	62.4	—	496.8	-75.7	483.5
Other reinsurance liabilities	—	1,040.4	—	398.9	-352.0	1,087.3
Funds held under reinsurance contracts	—	247.7	—	538.9	-256.8	529.8
Deferred income taxes	—	71.4	—	86.9	—	158.3
Accrued expenses and other liabilities	12.1	116.8	0.8	240.2	-58.3	311.6
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.4	197.2	—	390.6
Total liabilities	162.1	7,129.9	194.2	6,760.8	-1,975.7	12,271.3

Equity
Common stock and additional paid-in capital	1,569.7	1,546.1	—	1,169.3	-2,715.4	1,569.7
Unearned stock compensation	-6.1	—	—	—	—	-6.1
Total accumulated other comprehensive income	261.4	242.7	4.2	51.8	-298.7	261.4
Retained earnings (loss)	258.3	218.0	39.6	-147.5	-110.1	258.3
Total equity	2,083.3	2,006.8	43.8	1,073.6	-3,124.2	2,083.3
Total liabilities and equity	2,245.4	9,136.7	238.0	7,834.4	-5,099.9	14,354.6

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
statements of cash flows

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor		Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities		Adjustments	Consolidated

Cash provided by (used in) operating activities	3.3	1,217.9	-1.1		45.2	—	1,265.3

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-192.4	—		—	—	-192.4
Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—		2,908.5	—	3,813.4
Purchases of fixed maturities available-for-sale	—	-1,828.1	-14.8	-	3,211.1	—	-5,054.0
Proceeds from sales of equity securities	—	47.8	—		46.5	—	94.3
Purchases of equity securities	—	-178.2	—		-66.0	—	-244.2
Net decrease (increase) in short-term investments	3.6	256.6	42.7		-25.8	—	277.1
Purchase of note receivable	—	—	-25.0		—	25.0	—
Investment in subsidiaries	29.9	-106.8	—		—	76.9	—
All other investing activity	—	-17.1	—		-4.9	—	-22.0
Net cash provided by (used in) investing activities	33.5	-1,113.3	2.9		-352.8	101.9	-1,327.8

Cash flows from financing activities
Capital contribution	—	—	—		106.8	-106.8	—
Issuance of note payable	—	—	—		25.0	-25.0	—
Net purchases of common shares	-17.3	—	—		—	—	-17.3
Dividends to shareholders	-29.9	-29.9	—		—	29.9	-29.9
Net cash (used in) provided by financing activities	-47.2	-29.9	—		131.8	-101.9	-47.2
Effect of exchange rate changes on cash and cash equivalents	10.8	18.7	—		-0.5	—	29.0
Change in cash and cash equivalents	0.4	93.4	1.8		-176.3	—	-80.7
Cash and cash equivalents as of January 1	0.8	28.5	0.3		331.9	—	361.5
Cash and cash equivalents as of December 31	1.2	121.9	2.1		155.6	—	280.8

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
statements of income

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,829.6	—	1,492.6	—	3,322.2
Net premiums earned	—	1,622.4	—	1,543.1	—	3,165.5
Net investment income	12.6	117.0	0.1	135.8	-13.7	251.8
Net realized capital (losses) gains	—	-13.9	—	3.6	—	-10.3
Other (loss) income	-0.5	11.9	—	-2.5	-10.1	-1.2
Total revenues	12.1	1,737.4	0.1	1,680.0	-23.8	3,405.8

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	-1,178.7	—	-1,313.3	—	-2,492.0
Underwriting acquisition costs	—	-291.0	—	-375.7	—	-666.7
Other operating and administration expenses	20.7	-98.6	0.2	-95.6	—	-173.3
Interest expense	-10.7	-1.2	-0.3	-28.0	23.8	-16.4
Total benefits, losses and expenses	10.0	-1,569.5	-0.1	-1,812.6	23.8	-3,348.4
Income (loss) before taxes	22.1	167.9	—	-132.6	—	57.4
Income tax (expense) benefit	-2.2	0.5	—	51.1	—	49.4
Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	—	-81.5	—	106.8
Equity in income (loss) of subsidiaries	86.9	-81.5	—	—	-5.4	—
Net income (loss)	106.8	86.9	—	-81.5	-5.4	106.8

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	640.1	—	2,803.0	—	3,443.1
Equity securities	—	228.2	—	302.6	—	530.8
Investment in subsidiaries	1,684.3	838.4	—	—	-2,522.7	—
Notes receivable	150.0	—	150.0	—	-300.0	—
Short-term and other investments	26.8	435.6	42.7	13.4	-23.2	495.3
Total investments	1,861.1	2,142.3	192.7	3,119.0	-2,845.9	4,469.2
Funds Withheld Asset	—	1,648.1	—	—	—	1,648.1
Total invested assets	1,861.1	3,790.4	192.7	3,119.0	-2,845.9	6,117.3

Other assets
Cash and cash equivalents	0.8	28.5	0.3	331.9	—	361.5
Premiums receivable	—	1,276.3	—	517.8	-72.8	1,721.3
Reinsurance assets	—	942.8	—	1,507.2	-582.4	1,867.6
Funds held by reinsureds	—	801.0	—	380.7	-245.8	935.9
Deferred policy acquisition costs	—	174.1	—	90.8	—	264.9
Deferred income taxes	—	37.3	—	354.5	—	391.8
Other assets	29.7	154.9	1.1	217.5	-12.5	390.7
Total assets	1,891.6	7,205.3	194.1	6,519.4	-3,759.4	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	3,724.9	—	3,553.5	-457.1	6,821.3
Unearned premiums, gross	—	762.4	—	516.7	-108.4	1,170.7
Future life benefits, gross	—	—	—	371.7	—	371.7
Other reinsurance liabilities	—	588.9	—	173.7	-101.0	661.6
Funds held under reinsurance contracts	—	345.8	—	329.6	-245.9	429.5
Deferred income taxes	—	37.8	—	96.1	—	133.9
Accrued expenses and other liabilities	3.6	61.2	0.4	293.0	-24.3	333.9
Notes payable	150.0	—	—	150.0	-300.0	—
Debt	—	—	193.4	197.0	—	390.4
Total liabilities	153.6	5,521.0	193.8	5,681.3	-1,236.7	10,313.0

Equity
Common stock and additional paid-in capital	1,580.6	1,546.1	—	960.9	-2,507.0	1,580.6
Unearned stock compensation	-10.0	—	—	—	—	-10.0
Total accumulated other comprehensive income (loss)	60.6	51.3	0.3	-41.3	-10.3	60.6
Retained earnings (loss)	106.8	86.9	—	-81.5	-5.4	106.8
Total equity	1,738.0	1,684.3	0.3	838.1	-2,522.7	1,738.0
Total liabilities and equity	1,891.6	7,205.3	194.1	6,519.4	-3,759.4	12,051.0

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
statements of cash flows

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	—	870.4
Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	476.6	—	4,096.7	—	4,573.3
Purchases of fixed maturities	—	-1,054.1	—	-4,321.2	—	-5,375.3
Proceeds from sales of equity securities	—	144.1	—	455.1	—	599.2
Purchases of equity securities	—	-284.1	—	-367.0	—	-651.1
Net (increase) decrease in short-term investments	-3.6	-264.6	-42.7	82.4	—	-228.5
Purchase of note receivable	—	—	-150.0	—	150.0	—
Investment in subsidiaries	—	-104.8	—	—	104.8	—
All other investing activity	—	-9.9	-1.8	0.8	—	-10.9
Net cash (used in) provided by investing activities	-3.6	-1,096.8	-194.5	-53.2	254.8	-1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	—	—	193.7	—	—	193.7
Issuance of note payable	—	150.0	—	—	-150.0	—
Capital contribution	—	—	—	104.8	-104.8	—
Net purchases of common shares	-14.7	—	—	—	—	-14.7
Net cash (used in) provided by financing activities	-14.7	150.0	193.7	104.8	-254.8	179.0
Effect of exchange rate changes on cash and cash equivalents	—	-0.6	—	-14.5	—	-15.1
Change in cash and cash equivalents	-16.3	-312.2	0.3	269.2	—	-59.0
Cash and cash equivalents as of January 1	17.1	340.7	—	62.7	—	420.5
Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	—	361.5

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating statements of income

			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,269.9	1,212.7	—	2,482.6
Net premiums earned	—	1,118.2	1,177.0	—	2,295.2
Net investment income	1.5	88.5	139.0	-0.3	228.7
Net realized capital gains (losses)	—	2.5	-20.9	—	-18.4
Other income (loss)	—	3.9	-9.0	-0.7	-5.8
Total revenues	1.5	1,213.1	1,286.1	-1.0	2,499.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	—	-997.9	-1,303.1	0.5	-2,300.5
Underwriting acquisition costs	—	-221.3	-286.8	—	-508.1
Other operating and administration expenses	-1.2	-54.8	-90.9	0.5	-146.4
Interest expense, amortization of goodwill and restructuring costs	-1.2	-40.6	-40.2	—	-82.0
Total benefits, losses and expenses	-2.4	-1,314.6	-1,721.0	1.0	-3,037.0
Loss before taxes	-0.9	-101.5	-434.9	—	-537.3
Income tax benefit	—	3.5	166.4	—	169.9
Net loss	-0.9	-98.0	-268.5	—	-367.4

Condensed consolidating statements of cash flows

			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	5.9	421.3	-120.5	4.8	311.5

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	100.0	1,792.2	—	1,892.2
Purchases of fixed maturities	—	-123.6	-1,846.1	—	-1,969.7
Proceeds from sales of equity securities	—	38.1	250.5	—	288.6
Purchases of equity securities	—	-152.9	-272.8	—	-425.7
Net decrease in short-term investments	—	13.5	12.1	—	25.6
Net change in Funds Withheld Asset	—	-290.6	—	—	-290.6
Purchase of real estate held for investment	—	-139.4	—	—	-139.4
Purchase of note receivable	-150.0	-150.0	—	300.0	—
Investment in subsidiaries	-822.9	—	—	822.9	—
All other investing activity	—	-13.7	5.4	—	-8.3
Net cash (used in) provided by investing activities	-972.9	-718.6	-58.7	1,122.9	-627.3

Cash flows from financing activities
Issuance of note payable	150.0	—	150.0	-300.0	—
Capital contribution	—	822.9	—	-822.9	—
Net transfers from Zurich Financial Services	834.1	9.5	17.6	—	861.2
Payable to Zurich Financial Services	—	-233.4	—	—	-233.4
Net cash provided by (used in) financing activities	984.1	599.0	167.6	-1,122.9	627.8
Effect of exchange rate changes on cash and cash equivalents	—	-42.0	33.4	-4.8	-13.4
Change in cash and cash equivalents	17.1	259.7	21.8	—	298.6
Cash and cash equivalents as of January 1	—	81.0	40.9	—	121.9
Cash and cash equivalents as of December 31	17.1	340.7	62.7	—	420.5

Converium Holding AG

Report of the statutory auditors

To the Annual General Meeting of Converium Holding AG, Zug
As statutory auditors, we have audited the accounting records and the financial statements (balance sheets, income statements and notes included on pages 72 to 76) of Converium Holding AG for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

M. Frei	A. Hill

Zurich, February 13, 2004

Converium Holding AG

Principal activity and review of the year

Converium Holding AG is the holding company of Converium with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange. Converium Holding AG was incorporated on June 19, 2001 with a share capital of CHF 100,000. As part of the Transactions, Converium Holding AG was established as the holding company of Converium and its share capital was increased to CHF 400,000,000. The shares of Converium Holding AG were placed in an initial public offering in December 2001 and trading in Converium Holding AG shares started on the SWX Swiss Exchange and NYSE New York Stock Exchange on December 11, 2001. In 2002, the share capital was increased to CHF 400,062,170 by issuing 6,217 shares with a nominal value of CHF 10 each.

Its principal activity is the holding of affiliates and the management of the Converium brand.

The income consists mainly of royalty fees and interest and dividend income. The net income of Converium Holding AG was CHF 70.4 million for the year ended December 31, 2003.

Converium Holding AG

Statements of income

(CHF million)
Year ended December 31	Notes	2003	2002	2001*

Income
Royalty fees	7	44.8	37.2	—
Interest income	5	17.7	20.9	2.5
Dividend income		37.0	7.0	—
Foreign exchange gains		1.1	7.5	0.1
Total income		100.6	72.6	2.6

Expenses
Other operating and administration expenses		-11.5	-5.1	-1.9
Interest expense	6	-14.0	-16.6	-2.0
Taxes	3	-4.7	-3.3	-0.2
Total expenses		-30.2	-25.0	-4.1
Net income (loss)		70.4	47.6	-1.5

* The financial period 2001 was from June 19, 2001 (date of incorporation) to December 31, 2001.

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG

Balance Sheets

(CHF million)
Year ended December 31	Notes	2003	2002

Assets
Invested assets
Common stock treasury shares		14.9	5.7
Investments in affiliates	4	2,809.5	2,809.5
Note receivable from Converium Reinsurance (North America) Inc.	5	186.7	208.1
Short term loan to Converium AG		55.6	32.2
Short term investments		—	5.0
Total invested assets		3,066.7	3,060.5

Current assets
Cash and cash equivalents		1.5	1.2
Other receivables from affiliates		50.0	43.2
Accrued income		3.0	1.5
Total current assets		54.5	45.9
Total assets		3,121.2	3,106.4

Liabilities and shareholders' equity
Liabilities
Note payable to Converium Finance S.A., Luxembourg	6	186.7	208.1
Other payables to affiliates		5.8	3.3
Accrued expenses		41.8	38.7
Total liabilities		234.3	250.1

Shareholders’ equity Common stock	9	400.0	400.0
Additional paid-in capital (general legal reserve)	9	2,400.3	2,404.5
Reserve for treasury shares	9	14.9	5.7
Retained earnings, beginning of period		1.3	-1.5
Net income		70.4	47.6
Retained earnings, end of period		71.7	46.1
Total equity		2,886.9	2,856.3
Total liabilities and shareholders’ equity		3,121.2	3,106.4

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG

Notes to the financial statements

1. Basis of preparation

Converium Holding AG presents its financial statements in accordance with Swiss Law, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (US GAAP). The primary differences from US GAAP are that these Swiss Law statements are unconsolidated, and the Investments in affiliates are carried at a value no higher than their cost less adjustments for impairment, if any, rather than at their US GAAP net equity.

2. Summary of significant accounting policies

(a) Foreign currency translation Assets and liabilities in foreign currencies are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. The resulting exchange differences are recorded in the statement of income.

(b) Investments in affiliates

Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company’s business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.

3. Taxes

As a Swiss holding company, Converium Holding AG is not subject to income taxes on its dividend income on its Investments in affiliates. The tax expense consists mainly of income tax.

4. Investments in affiliates

Investments in affiliates consist of a 100% interest in Converium AG with a carrying value of CHF 2,809.5 million.

5. Note receivable from Converium Reinsurance (North America) Inc.

The note receivable from Converium Reinsurance (North America) Inc. is a surplus contribution note with a principal of US$ 150.0 million bearing interest at 8.75% per annum. It was issued on October 1, 2001 and is due on October 1, 2006.

6. Note payable to Converium Finance S.A., Luxembourg

The note payable to Converium Finance S.A., Luxembourg has a principal of US$ 150.0 million with interest of 7.0% per annum. It was originally issued on October 1, 2001 and is due on October 1, 2006. It was originally payable to Converium AG but during 2002 it was transferred by Converium AG to Converium Finance S.A., Luxembourg.

7. Royalty Fees

Converium Holding AG receives from its subsidiaries a royalty fee of 1% of net premiums written on a local statutory basis for use of the Converium brand name.

8. Guarantee

Converium Finance S.A., Luxembourg issued guaranteed subordinated notes due in 2032 of US$ 200.0 million with interest of 8.25% payable quarterly in arrears. Converium Holding AG, jointly and severally along with Converium AG, irrevocably and unconditionally guarantee on a subordinated basis payments on these notes.

Converium Holding AG
Notes to the financial statements (continued)

9. Shareholders’equity

(a) Changes in equity

(CHF million, except share	Number	Common		Reserve for	Retained	Total
information)	of shares	stock	APIC[1]	treasury shares	earnings[2]	equity
Balance as of January 1, 2001	—	—	—	—	—	—
Incorporation on June 19, 2001	10,000	0.1	—	—	—	0.1
Share capital increase and contributions	39,990,000	399.9	2,409.7	—	—	2,809.6
Net loss	—	—	—	—	-1.5	-1.5
Balance as of December 31, 2001	40,000,000	400.0	2,409.7	—	-1.5	2,808.2
Balance as of January 1, 2002	40,000,000	400.0	2,409.7	—	-1.5	2,808.2
Share capital increase	6,217	—	0.5	—	—	0.5
Reserve for treasury shares	—	—	-5.7	5.7	—	—
Net income	—	—	—	—	47.6	47.6
Balance as of December 31, 2002	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3
Balance as of January 1, 2003	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3
Reserve for treasury shares	—	—	-9.2	9.2	—	—
Dividend to shareholders	—	—	—	—	-39.8	-39.8
Allocation to reserves	—	—	5.0	—	-5.0	—
Net income	—	—	—	—	70.4	70.4
Balance as of December 31, 2003	40,006,217	400.0	2,400.3	14.9	71.7	2,886.9

[1]	Additional paid-in capital (general legal reserve)

[2]	Before appropriation of available earnings

(b) Issued share capital

The share capital of CHF 400,062,170 as of December 31, 2003 and 2002 consists of 40,006,217 fully paid in registered shares with a nominal value of CHF 10 each. All shares are entitled to receive dividends. Through the exercise of option or conversion rights, the share capital was increased in 2002 to CHF 400,062,170 by issuing 6,217 shares with a nominal value of CHF 10 each.

(c) Contingent share capital

Pursuant to Converium Holding AG’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2003, CHF 62,170 of the contingent share capital, or 6,217 ordinary shares, were exercised in 2002.

	Number of
	shares of	Contingent
	contingent share	share capital
	capital	(CHF)
Resolution by extraordinary general meeting of September 24, 2001 on contingent share capital	4,000,000	40,000,000
Balance, December 31, 2001	4,000,000	40,000,000
Share capital increase	-6,217	-62,170
Balance, December 31, 2002	3,993,783	39,937,830
Share capital activity	—	—
Balance, December 31, 2003	3,993,783	39,937,830

Converium Holding AG
Notes to the financial statements (continued)

(d) Reserve for treasury shares

The table below shows the movements in treasury shares of Converium Holding AG held by Converium.

	2003	Purchase/	2002	Purchase/
	Number	sales value	Number	sales value
Year ended December 31	of shares	(CHF million)	of shares	(CHF million)
Reserve for treasury shares
Balance, January 1	101,570	5.7	—	—
Purchases	377,650	23.3	349,126	22.8
Sales	248,623	14.1	247,556	17.1
Balance, December 31	230,597	14.9	101,570	5.7

Average purchase price	CHF 61.57		CHF 65.27
Average selling price	CHF 60.03		CHF 69.16

10. Shareholders

As of December 31, 2003, 2,690 shareholders holding 27.5 million shares were registered in the share register of Converium Holding AG. 2,172 of these shareholders were private individuals holding 2.39% of the total number of outstanding shares, 195 were foundations and pension funds holding 5.14% and 323 were other legal entities holding 61.32% of the total number of outstanding shares.

In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of December 31, 2003:

•	Fidelity International Limited (“Fidelity”), Hamilton, Bermuda: 9.87% (date of notification April 28, 2003).

•	Wellington Management Company LLP (“Wellington”), Boston, Massachusetts, United States: 7.68% (date of notification January 11, 2002).

Only one shareholder, European Growth SICAV Luxembourg: 6.01% (a fund managed by Fidelity), is registered in Converium’s share register with an individual shareholding exceeding the 5% threshold specified in article 663c of the Swiss Code of Obligations.

Fidelity is an investment advisor, which provides investment advisory and management services to non-US investment companies, trusts and institutions. Wellington is an investment advisor and portfolio manager with voting authority for 47 clients, none of which has an individual shareholding in excess of 5%. Converium does not hold any interlocking shareholdings with any other joint-stock companies.

Converium Holding AG
Proposed appropriation of available earnings

		Nominal
	Number of	capital
	registered shares	CHF
Share structure
For the financial year 2003
Eligible for dividend	40,006,217	400,062,170
Total shares issued	40,006,217	400,062,170

The Board of Directors proposes to the Annual General Meeting to allocate available earnings as follows:

CHF	2003	2002
	(Proposed)

Retained earnings brought forward from the previous year	1,356,497	-1,503,143
Profit for the financial year	70,354,936	47,644,537
Available earnings	71,711,433	46,141,394
Dividend	-60,009,326	-40,006,217
Undistributed dividend on treasury shares	—	221,320
Allocation to general legal reserve	-5,000,000	-5,000,000
Retained earnings carried forward	6,702,107	1,356,497

The Board of Directors proposes to the Annual General Meeting an appropriation of the available earnings in accordance with the above table. If this proposal is approved by the general meeting of shareholders in Zug, Switzerland at the Annual General Meeting on April 27, 2004, dividends of 1.50 CHF per share, or CHF 60,009,326, will be paid.

February 13, 2004

On behalf of the Board of Directors of Converium Holding AG

Peter C. Colombo	Georg Mehl

Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland
Phone+41 1 639 9335
Fax +41 1 639 9334

Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone+41 1 639 9393
Fax +41 1 639 9090

Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone+49 221 539 0
Fax +49 221 539 2022

Converium Reinsurance (North America) Inc.
Corporate Office
One Chase Manhattan Plaza
New York, NY 10005
US
Phone+1 212 898 5000
Fax +1 212 898 5052

www.converium.com

These Financial Statements of the Annual Report 2003 have been approved by the Board of Directors of Converium Holding AG (the “Company”) in their meeting of February 13, 2004. They are subject to the approval by shareholders at the forthcoming Annual General Meeting of the Company on April 27, 2004.